BURCON NUTRASCIENCE CORPORATION

Notice of Annual and Special Meeting of Shareholders

to be held on September 17, 2020

Management Proxy Circular

DIRECTORS' APPROVAL	50
SCHEDULE "A" AMENDED AND RESTATED 2001 SHARE OPTION PLAN	A
SCHEDULE "B" PROPOSED ARTICLES OF BURCON NUTRASCIENCE CORPORATION	B
SCHEDULE "C" SECTION 193 OF THE YUKON BUSINESS CORPORATIONS ACT	C
SCHEDULE "D" BOARD OF DIRECTORS' MANDATE	D
SCHEDULE "E" CODE OF BUSINESS ETHICS AND CONDUCT	E

BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone:  (604) 733-0896
Facsimile:  (604) 733-8821

LETTER TO SHAREHOLDERS

July 30, 2020

Dear Fellow Shareholders,

This past year has truly been a transformative one for Burcon.  We formed a joint venture to build and operate a state-of-the-art production facility to produce our pea and canola proteins, we entered into a collaboration agreement with Nestle and we completed over $36.0 million in financings.

Through our new joint venture, Merit Functional Foods Corporation ("Merit Foods"), we are now in an excellent position to capitalize on the massive growth in demand for high quality plant-based foods.  Plant-based foods are now being widely recognized for the healthy alternative that they are: an option that is both "good for you and good for the planet".

This past year saw plant-based food sales grow two times faster than their animal-based meat counterparts.  Driven by concerns over the health and safety of animal-based products, and compounded by pandemic related meat shortages, consumers are shifting their food preferences to plant-based alternatives.

As Burcon's Chairman, I am proud to share the following significant achievements of the past year.

Merit Functional Foods Joint Venture

In May 2019, Burcon advanced the commercialization of its pea and canola technologies through the establishment of Merit Foods, a joint venture between Burcon and three veteran executives of the agri-foods industry.  Burcon holds a 40% equity interest in Merit Foods and also entered into a 20-year royalty-bearing license with Merit Foods for Burcon's pea and canola protein technologies.  Through the joint venture ownership interest and license agreement Burcon stands to earn a significant return on its investment.

Merit Foods is building a 94,000 square foot protein production facility in Winnipeg, Manitoba to produce, market and sell Burcon's unique pea and canola proteins, as well as new protein blends.  Merit Foods' state-of-the-art protein production facility is on schedule to be completed in Q4 2020 and will be the only commercial facility in the world with the capability to produce non-GMO food grade canola proteins.

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In response to the overwhelming demand for its plant-based protein ingredients, Merit Foods has already chosen to expand the initially planned production capacity of its pea and canola protein production facility.  To undertake the capacity expansion, Merit Foods secured a debt financing package of $85 million from a syndicate of lenders including Export Development Canada, Farm Credit Canada and the Canadian Imperial Bank of Commerce.  In addition, Merit Foods received a $9.2 million non-repayable grant from Protein Industries Canada and in June 2020, Merit Foods secured an additional $10 million in the form of a 10-year interest-free loan from Agriculture and Agri-Food Canada.  We are pleased and encouraged by the valuable support Merit Foods has received from Canadian government agencies and institutions.

Taking into account all sources, Merit Foods secured a combined total of over $100 million in debt, and non-repayable grants during the year.  This provides a significant amount of leverage against Burcon's investment into Merit Foods and the funds will allow Merit Foods to accelerate the growth of its business of supplying premium Canadian-grown pea and canola protein ingredients to global consumer product companies.

Joint Development Agreement with Nestle

During the year, Burcon also announced a joint development agreement with Nestle, the world's largest food and beverage company, which represented the culmination of two plus years of effort by our entire team.  The collaboration with Nestle is a testament to Burcon's position as a leader in developing plant-based proteins and further validates our unique high-quality plant protein ingredients.  Burcon has been working diligently with the highly motivated team at Nestle to develop and tailor our novel pea and canola protein ingredients for formulation into new and existing dairy alternative and meat substitute products.  We are excited to be working with such an impressive company as Nestle and we expect this collaboration to be a long-term relationship, developing nutritious and great-tasting plant-based products.

Financing

During fiscal 2020, Burcon raised over $36 million across three financing rounds.  The first of the three financing rounds was an over-subscribed rights offering of $15.4 million in June 2019, which demonstrated the unwavering support of our long-term shareholders, many of whom have been with Burcon since our inception.  Subsequently, in December 2019, we announced our intention to raise $4 million through a non-brokered private placement of convertible debentures, which we subsequently upscaled to $9.5 million due to the significant demand we received.  Lastly, Burcon closed an $11.5 million bought deal financing in February 2020 to carry us forward with our strongest balance sheet in over a decade, providing us with the flexibility to capitalize on key opportunities and to develop additional new novel plant-based protein ingredients.

Protection of Intellectual Property

Building on Burcon's extensive patent portfolio, Burcon was granted an important Peazazz pea protein patent during the year which covers certain valuable properties of Peazazz including its exceptional solubility and clarity in solution at low pH.  Our strategy to protect unique and distinctive attributes that differentiate Burcon's novel plant-based protein ingredients from competitors' proteins, provides Burcon and Merit Foods with a competitive advantage in key markets, including the rapidly-growing dairy alternative beverage market.  We believe the strength of our intellectual property provides a distinct advantage that will help us establish and gain market share in the burgeoning plant-based food market.

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Also during the past year, the US Food and Drug Administration issued a Generally Recognized As Safe ("GRAS") no-objection letter for Burcon's Peazazz and Peazac pea proteins.  Achieving GRAS-Notified status is a major milestone and is critical for the acceptance and use of our pea proteins by US and global food and beverage companies.

Support from our Board, team and shareholders

Burcon's Board worked closely with management over this very busy year, and I extend my sincere thanks to the Board for their continued diligence and dedication.  The addition of Debora Fang after year-end as a new Board member brings a welcome skill set, as well as exceptional experience in the food industry.

I would like to acknowledge and thank our talented and innovative team for their tireless commitment to and belief in Burcon's vision.  Our achievements from this past year are a direct product of our team's efforts and contributions.  Lastly, I would also like to sincerely thank my fellow shareholders for their loyal support and faith in our company.  I look forward to the coming year with high expectations and great enthusiasm.

Yours truly,

"D. Lorne Tyrrell"

D. Lorne Tyrrell, OC AOE MD PhD

Chairman of the Board of Directors

BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone:  (604) 733-0896
Facsimile:  (604) 733-8821

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO OUR SHAREHOLDERS:

 Burcon NutraScience Corporation's (the "Corporation" or "Burcon") Annual and Special Meeting (the "Meeting") will be held virtually on September 17, 2020, at 10:00 a.m. (Vancouver time) via live webcast. Registered shareholders and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/484863078 where they can participate, vote of submit questions during the Meeting's live webcast.  The Meeting will be conducted for the following purposes:

a) to receive the report of the directors;

b) to receive the audited consolidated financial statements of the Corporation for the fiscal year ended March 31, 2020, together with the report of the auditors thereon;

c) to elect directors for the ensuing year;

d) to appoint auditors and to authorize the directors to fix their remuneration;

e) to consider, and, if thought advisable, to pass an ordinary resolution to re-approve Burcon's share option plan as more particularly set out in the attached management proxy circular (the "Management Proxy Circular");

f) to consider, and, if thought advisable, to pass a special resolution to approve and have the Corporation continue into the Province of British Columbia (the "Continuance Resolution") pursuant to the Business Corporations Act (British Columbia), as amended (the "BCA") as more particularly set out in the attached Management Proxy Circular;

g) to transact such other business as may properly come before the Meeting or any adjournment of the Meeting; and

h) to consider any amendment to or variation of any matter identified in this Notice.

 Our Management Proxy Circular and form of proxy accompany this Notice.  The Management Proxy Circular contains details of matters to be considered at the Meeting.

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 If you are unable to attend the Meeting online and wish to ensure that your shares will be voted at the Meeting, you must complete, date, execute and deliver the accompanying form of proxy by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by hand or by mail to Computershare Investor Services Inc. at Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

 If you plan to attend the Meeting online you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

 DATED at Vancouver, British Columbia on July 30, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"

Johann F. Tergesen

President and Chief Executive Officer

BURCON NUTRASCIENCE CORPORATION

1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone:  (604) 733-0896
Facsimile:  (604) 733-8821

MANAGEMENT PROXY CIRCULAR

as at July 30, 2020

 The board of directors (the "Board") of Burcon NutraScience Corporation (the "Corporation") is delivering this management proxy circular (the "Management Proxy Circular") to you in connection with the solicitation of proxies for use at the annual and special meeting of its shareholders (the "Meeting") to be held on September 17, 2020 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  In this Management Proxy Circular, unless the context otherwise requires, all references to "Burcon NutraScience Corporation", "Burcon", "we", "us" and "our" refer to Burcon NutraScience Corporation.

GENERAL PROXY INFORMATION

Who Can Vote

 Burcon is authorized to issue an unlimited number of common shares ("Common Shares") without nominal or par value.  As of July 30, 2020, we had outstanding 98,176,920 Common Shares.  Persons who on July 30, 2020 are recorded on our share register as holders of our Common Shares can vote at the Meeting.  Each Common Share has the right to one vote.

 To the knowledge of our directors and officers, as of July 30, 2020, the only person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of Burcon is:

	Number of Shares Held	Percentage of Voting Shares
Firewood Elite Limited ("Firewood") (a British Virgin Islands Company)	22,866,574*	23.3%

Note:

*  17,584,458 of these shares are held by Large Scale Investments Limited and 5,282,116 of these shares are held by Great Intelligence Limited, both of which are British Virgin Islands companies and direct wholly-owned subsidiaries of Firewood.  Firewood is wholly-owned by Mr. Alan Chan, a director of the Corporation.

Obtaining a Paper Copy of Management Proxy Circular and Financial Statements

In lieu of mailing the Notice of Meeting, Management Proxy Circular and our audited financial statements and management's discussion and analysis for the year ended March 31, 2020, the Corporation is using notice-and-access to provide an electronic copy of these documents to registered shareholders and beneficial shareholders of the Corporation's Common Shares by posting them on www.burcon.ca and on the Corporation's profile on www.SEDAR.com.

If you wish to obtain a paper copy of these documents or for more information regarding notice-and-access, you may call us toll free at 1-888-408-7960 from Canada or the United States or 604-408-7960 if you are calling from another country.  You must call to request a paper copy by August 27, 2020 in order to receive a paper copy prior to the deadline for submission of your voting instructions or form of proxy.  If your request is received on or after the date of the Meeting, then the documents will be sent to you within ten calendar days of your request.  Burcon will provide a paper copy of the documents to any registered or beneficial shareholder upon request for a period of one year following the date of the filing of this Management Proxy Circular on www.SEDAR.com.

If you are a registered shareholder and have standing instructions to receive paper copies of these documents and would like to revoke them, you may call us toll free at 1-888-408-7960 from Canada or the United States or 604-408-7960 if you are calling from another country.

Attending the Virtual Only Meeting

The meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the meeting in person.  Shareholders and duly appointed proxyholders can attend the meeting online by going to https://web.lumiagm.com/484863078.

  Registered shareholders and duly appointed proxyholders can participate in the meeting by clicking "I have a login" and entering a Username and Password before the start of the meeting.

    Registered Shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is "burcon2020".

    Duly appointed proxyholders - Computershare will provide the proxyholder with a Username after the voting deadline has passed. The Password to the meeting is "burcon2020".

  Voting at the meeting will only be available for registered shareholders and duly appointed proxyholders. Non-registered shareholders who have not appointed themselves may attend the meeting by clicking "I am a guest" and completing the online form.

Shareholders who wish to appoint a third party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder.  Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form.  Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/burcon by 10am Vancouver time on September 15, 2020 and provide Computershare Trust Company of Canada / Computershare Investor Services Inc. ("Computershare") with their proxyholder's contact information, so that Computershare may provide the proxyholder with a Username via email.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

How You Can Vote

If you are a registered shareholder (i.e., your Common Shares are held in your name) you may vote your Common Shares either by attending the online Meeting or, if you do not plan to attend the online Meeting, by completing the accompanying form of proxy and following the delivery instructions contained in it and this Management Proxy Circular.

If you are a beneficial shareholder (i.e., your Common Shares are held in "street name" because they are registered in the name of a stockbroker or financial intermediary), you must follow the instructions on the voting instruction form ("VIF"), which is similar to a form of proxy, but is provided to you by your stock broker or financial intermediary.  If you do not follow the special procedures described by your broker or financial intermediary, you will not be entitled to vote.  If you are unsure as to how to follow these procedures, please contact your stockbroker.

A summary of the information shareholders will need to attend and vote at the online meeting is provided below. The meeting will begin at 10:00am Vancouver time on September 17, 2020.

  Registered shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a Username by Computershare (see details under the heading "Appointment and Revocation of Proxies"), will be able to vote and submit questions during the meeting.  To do so, please go to https://web.lumiagm.com/484863078 prior to the start of the meeting to login. Click on "I have a login" and enter your 15-digit control number or Username along with the password "burcon2020".

  Non-registered shareholders who have not appointed themselves to vote at the meeting, may login as a guest, by clicking on "I am a Guest" and complete the online form.

  United States Beneficial holders:  To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

Email:  uslegalproxy@computershare.com

Requests for registration must be labeled as "Legal Proxy" and be received no later than 10am Vancouver time on September 15, 2020.  You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Meeting and vote your shares at https://web.lumiagm.com/484863078  during the meeting.  Please note that you are required to register your appointment at http://www.computershare.com/burcon

  Non-Registered Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest which allows them listen to the meeting however will not be able to vote or submit questions.

  If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies.  However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.

If you are eligible to vote at the meeting, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting.

A registered shareholder of Common Shares, or a non- registered shareholder who has appointed themselves or a third party proxyholder to represent them at the Meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. To have their Common Shares voted at the Meeting, each registered shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/484863078 prior to the start of the meeting. In order to vote, non-registered shareholders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/burcon after submitting their voting instruction form in order to receive a Username (please see the information under the headings "Appointment and Revocation of Proxies" below for details).

Distribution of Meeting Materials to Beneficial Shareholders

The Corporation has distributed copies of the notice-and-access notice and VIF to the depositories and intermediaries for onward distribution to beneficial shareholders. In addition, the notice-and-access notice and VIF may have been sent directly by the Corporation or its agent, rather than through an intermediary, to non-objecting beneficial owners under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"). Beneficial shareholders who have previously provided standing instructions will receive a paper copy of the Notice of Meeting, Management Proxy Circular, financial statements and related management discussion and analysis. If you are a non-objecting beneficial shareholder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings and securities have been obtained in accordance with the requirements of NI 54-101 from the intermediary holding on your behalf.  All costs of deliveries to beneficial shareholders will be borne by Burcon.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Burcon.  All costs of this solicitation will be borne by Burcon.

Appointment and Revocation of Proxies

Registered Shareholders

The individuals named in the accompanying form of proxy are the President and Chief Executive Officer of Burcon and the Senior Vice President, Legal and Corporate Secretary of Burcon.  You may also appoint some other person, who need not be a shareholder, to represent you at the Meeting by following the instructions below under the heading "Third Party Proxyholder".  A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to Computershare Investor Services Inc.  by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by mail or by hand at its office at Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (exclusive of non-business days) before the Meeting or any adjournment thereof at which the proxy is to be used.                A registered shareholder may revoke a proxy by

(a) providing a written notice of revocation to Computershare Investor Services Inc. by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by mail or by hand at its office at Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes the reconvening thereof,

(b) providing a written notice of revocation to Burcon at its head office which is located at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes the reconvening thereof,

(c) providing a written notice of revocation to the Chairman of the Meeting on the day of the Meeting and before any vote in respect of which the proxy to be used is taken that you are revoking your proxy and voting in person at the Meeting, or

(d) any other manner provided by law.

Your revocation of a proxy will not affect a matter on which any vote has already been taken.

Beneficial Shareholders

If you are a beneficial shareholder and wish to revoke your VIF, you should contact you stock broker or financial intermediary directly.

Third Party Proxyholder

Shareholders who wish to appoint a third party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder.  Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form.  Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/burcon by (day/time) and provide Computershare with their proxyholder's contact information, so that Computershare may provide the proxyholder with a Username via email.  Without a Username, proxyholders will not be able to vote at the meeting.

If a shareholder who has submitted a proxy attends the meeting via the webcast and has accepted the terms and conditions when entering the meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented by the proxy in accordance with your instructions on any ballot that may be called for and if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.  The proxy grants the nominees the discretion to vote on

(a) each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors,

(b) any amendment to or variation of any matter identified in the proxy, and

(c) any other matter that properly comes before the Meeting.

If on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your Common Shares will be voted as recommended by management.

As of the date of this Management Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each proxyholder named in the proxy can vote in accordance with their discretion.

Votes Necessary to Pass Resolutions

Burcon's by-laws provide that a quorum for the transaction of business at any shareholders' meeting is two persons present in person or by proxy representing 5% of the outstanding Common Shares entitled to vote at the Meeting.  A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions other than the election of directors and appointment of auditor.  If there are more nominees for election as directors or appointment as Burcon's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

Majority Voting for Directors

The Board has adopted a majority voting policy for the election of directors.  Pursuant to this policy, any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the board of directors of the Corporation. The Board will promptly accept the resignation unless it is determined that there are extraordinary circumstances relating to the composition of the board or the voting results that should delay the acceptance of the resignation or justify rejecting it.  The Board will make its decision and reasons available to the public within 90 days of the annual meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Burcon's Articles of Incorporation provide that the Board is to be comprised of a minimum of three directors and a maximum of ten directors.  The number of directors is fixed by the Board, and has been fixed at eight for the ensuing year.  The term of office of each of the present directors expires at the conclusion of the Meeting.  The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director; however, if for any reason any proposed nominee does not stand for election or is unable to serve as such, proxies in favour of management's designees will be voted for another nominee in its discretion unless the shareholder has specified in his proxy that his or her Common Shares are to be withheld from voting on the election of directors.  Each director elected will hold office until the conclusion of the next annual meeting of shareholders of Burcon or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our by-laws or with the provisions of the Business Corporations Act (Yukon).

The following table sets out the names of the nominees for election as directors, the province and/or country in which each is ordinarily resident, all offices of Burcon now held by each of them, their principal occupations, the period of time for which each has been a director of Burcon, and the number of Common Shares of Burcon beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at July 30, 2020. A biography of each director, which includes a five year history of employment, follows under "Biographies of Directors".

Name, Position and Country of Residence(1)	Principal Occupation During the Previous Five Years(1)	Period as a Director of the Corporation	Common Shares Held(1)
Rosanna Chau, Director, Hong Kong, China	Director of certain subsidiaries of PT International Development Corporation Limited ("PT International") (formerly known as ITC Corporation Limited) (investment holding) until September 2019; Deputy Chairman and Executive Director of PT International until December 28, 2017	Since November 3, 1998	850,022
David Lorne John Tyrrell, Chairman of the Board and Director, Alberta, Canada

Chairman of the Board of Burcon since January 2019; Director, Li Ka Shing Institute of Virology & Distinguished University Professor, University of Alberta since April 2010; Glaxo SmithKline Chair in Virology, Department of Medical Microbiology and Immunology, University of Alberta since 2004; Chief Scientific Officer of KMT Hepatech (biotechnology company in Edmonton) from 2004 to 2017; Professor of Medical Microbiology & Immunology, University of Alberta since 1982

		Since December 1, 2009	500,923(2)
Alan Chan, Director, Hong Kong, China

Executive director of ITC Properties Group Ltd. (property development and investment) since March 2010; Executive Director of PT International Development Corporation Limited  (formerly ITC Corporation Limited) (investment holding) from March 2009 to March 2017;  Executive director of PYI from November 2011 to July 2016; Non-executive director of PYI from July 2016 to April 2017

		Since April 20, 2010	22,866,574(3)
J. Douglas Gilpin, Director, Alberta, Canada	Consultant, providing corporate governance, corporate director and business advisory services; Retired KPMG from 1999-2020	Since September 1, 2011	NIL

Name, Position and Country of Residence(1)	Principal Occupation During the Previous Five Years(1)	Period as a Director of the Corporation	Common Shares Held(1)
Peter H. Kappel Director, British Columbia, Canada	Corporate Director	Since January 28, 2016	499,608(4)
David Ju Director, British Columbia, Canada	Real Estate Investment and Development	Since December 21, 2017	NIL
Calvin Chi Leung Ng Director, Hong Kong, China

Group Legal Counsel, ITC Properties Group Ltd. (property development and investment) from April 2017; Legal Counsel/Group Legal Counsel, PT International Development Corporation Limited (formerly known as ITC Corporation Limited) (investment holding) from September 2009 to March 2017

		Since July 23, 2019	NIL
Debora S. Fang Director, London, United Kingdom	Independent advisor, F&F Advisory from 2018 to present; VP, M&A, Unilever from 2013 to 2018	Since July 6, 2020	NIL

(1) The information as to province, country of residence, principal occupation, and Common Shares beneficially owned has been furnished by the respective nominees.

(2) 25,519 of these Common Shares are held by Kathleen Tyrrell (daughter) and 46,940 of these Common Shares are held by spouse, Lee Ann Tyrrell.  As at July 30, 2020, Dr. Tyrrell holds convertible debentures in the principal amount of $500,000 which are convertible into 476,190 Common Shares at $1.05 per share.

(3) Alan Chan's wholly-owned company, Firewood Elite Limited, holds through its wholly-owned subsidiaries Large Scale Investments Limited and Great Intelligence Limited, 22,866,574 Common Shares, representing 23.3% of the outstanding Common Shares.

(4) 20,584 of these Common Shares are held by Philip Kappel (son) and 62,492 of these Common Shares are held by Stefanie Kappel (spouse).  As at July 30, 2020, Mr. Kappel holds convertible debentures in the principal amount of $500,000 which are convertible into 476,190 Common Shares at $1.05 per share.

Biographies of Directors

Rosanna Chau - Director

Ms. Chau has over 39 years of experience in international corporate management, strategic investments and finance.  Throughout her career, she has served on the board of directors of twelve publicly-listed companies spanning multiple industries, including property, hotel, bio-tech, construction and building materials, pharmaceuticals, entertainment, and consumer electronics products, and geographical locations, including Hong Kong, Mainland China, Macau, the United States, Canada, Singapore, Australia and Europe.  Ms. Chau holds a Bachelor's Degree in Commerce at the University of Alberta and a Master's Degree in Commerce at the University of New South Wales and has been awarded the Certificate in Traditional Chinese Medicine: A Way to Health at the Chinese University of Hong Kong.  She has professional accounting qualifications and experience in different jurisdictions and is a fellow member of the Hong Kong Institute of Certified Public Accountants and the CPA Australia and a member of the Chartered Professional Accountants of British Columbia.

David Lorne John Tyrrell - Director

D. Lorne Tyrrell is a distinguished professor in the Department of Medical Microbiology and Immunology at the University of Alberta.  Since 1986, he has focused his research on viral hepatitis.  Supported by the Canadian Institute of Health Research and Glaxo Canada, Dr. Tyrrell's work on the development of antiviral therapy resulted in the licensing of the first oral antiviral agent to treat chronic hepatitis B infection - lamivudine - in 1998.  Dr. Tyrrell holds more than 60 international patents for his studies on viral hepatitis.  Dr. Tyrrell was Dean of the Faculty of Medicine and Dentistry from 1994 - 2004 at the University of Alberta and is currently the Chair of the Board of Directors of the Gairdner Foundation.  The Canada Gairdner International Awards recognizes excellence in medical science research globally.  Dr. Tyrrell has received numerous prestigious awards including the Gold Medal of the Canadian Liver Foundation (2000), the FNG Starr Award of the Canadian Medical Association (2004), the Principal Award of the Manning Awards Foundation (2005) and the Queen Elizabeth II Diamond Jubilee Medal (2012).  Dr. Tyrrell was appointed Officer of the Order of Canada in 2002.  In April 2010, Dr. Tyrrell was appointed as the founding director of the Li Ka Shing Institute of Virology at the University of Alberta.  On April 28, 2011, Dr. Tyrrell was inducted to the Canadian Medical Hall of Fame.  In 2015, he was awarded the Canada Council for the Arts Killam Prize in Health Sciences.

Alan Chan - Director

Mr. Chan is an executive director of ITC Properties Group Limited ("ITC Properties").  At ITC Properties, Mr. Chan is involved with the investment and development of commercial, hospitality and residential projects.  In addition, he is the lead in developing new policies for green and sustainable practices throughout the group.  Prior to joining ITC Properties, Mr. Chan worked in the Investment Banking Division of Goldman Sachs Group with a focus on capital raising, mergers & acquisitions and strategic advisory for financial institutions in Greater China and Southeast Asia. Mr. Chan is a graduate of Duke University majoring in Political Science - International Relations and minoring in Philosophy and Economics.

J. Douglas Gilpin - Director

Douglas Gilpin, FCA, FCPA, ICD.D., retired from the partnership of KPMG LLP in 1999.  In 2008, Mr. Gilpin received a Life Service Award from The Institute of Chartered Accountants of Alberta in recognition of 40 years experience in delivering professional services to business and the community.  During his 18 years tenure as a partner in Advisory Services at KPMG he served as an audit engagement partner.  He was a member of the KPMG's National Quality Assurance, the National Financial Institutions and Insurance Groups and he was the Quality Assurance Partner for the Edmonton office for 10 years.  Mr. Gilpin has consulted on corporate governance, including compliance with the Sarbanes Oxley Act 404 and National Instrument 52-109 reporting for issuers listed on the Toronto Stock Exchange.  Mr. Gilpin has served as a director of Canada Health Infoway ("CHI"), Afexa Life Sciences Inc., Alberta Innovates (formerly Alberta Innovates Technology Futures) ("AITF") and the board of the Health Quality Council of Alberta ("HQCA").  He was the chair of the governance committee and a member of the audit committee of CHI, and was the Chair of the audit committee AITF and HQCA.  He currently is a director and chair of the audit committee of The Institute of Health Economics.  Mr. Gilpin is executive chair of The Inspections Group Inc., a privately owned company that performs safety code inspection services, building, plumbing and gas and electrical inspections in compliance with the Safe Codes Act of Alberta.  Mr. Gilpin is a member of the Institute of Corporate Directors and received his ICD.D designation from the Institute in 2011.  Mr. Gilpin was elected a Fellow of the Institute of Chartered Accountants of Alberta in 2012.

Peter H. Kappel - Director

Mr. Kappel is a former investment banker who now manages a private investment portfolio.  A former chartered accountant with KPMG in Vancouver and Frankfurt, he made the transition to investment banking with JP Morgan (New York/Frankfurt) after business school.  He also served in senior roles at Nomura, Dresdner Kleinwort Wasserstein, Calyon and DVB Bank in London.  In the latter three, he was the Managing Director in charge of their respective European Securitisation businesses.  He was responsible for many ground breaking transactions, a regular speaker at ABS conferences and a founding and former executive committee member of the European Securitisation Forum of the Bond Market Association.  He holds an MBA from the Institut Européen d'Administration des Affaires ("INSEAD"), a Bachelor of Arts (Honours) degree in Economics from the University of Victoria and received his Chartered Accountant designation through the Institute of Chartered Accountants of British Columbia.  Mr. Kappel is on the Board of Partnerships British Columbia, where he serves as Audit Committee Chair.  Mr. Kappel is on the board of directors of the British Columbia Lottery Corporation, where he serves as Board Chair.

David Ju - Director

Mr. Ju is a Vice President of Concord Pacific Group, a Canadian multi-industry investment group with a diverse portfolio of businesses in Canada, the United Kingdom and Hong Kong. Mr. Ju has extensive experience in financial services and large-scale real estate development projects in both the United States and Canada.  A Chartered Accountant by training, Mr. Ju was a former member of PricewaterhouseCoopers in Vancouver and New York, where he consulted on transactions, and advised on corporate governance and assurance matters, including compliance with the Sarbanes Oxley Act 404 for clients listed on both the Toronto Stock Exchange as well as the New York Stock Exchange.  Mr. Ju holds a Bachelor's Degree in Business Administration from Simon Fraser University and is a member of the Chartered Professional Accountants of British Columbia.

Calvin Chi Leung Ng - Director

Mr. Ng has over 21  years' experience of advising on and executing corporate and commercial transactions in law firm and private sectors.  During his professional career, Mr. Ng has been involved in various commercial projects, setting up and overseeing corporate governance and regulatory compliance mechanisms, and providing recommendations on business undertakings.  He is currently the Group Legal Counsel of ITC Properties Group Limited ("ITC Properties") and a director of certain subsidiaries of ITC Properties.  Mr. Ng holds a Bachelor's degree in Laws and a Postgraduate Certificate in Laws from The University of Hong Kong. He was admitted as a solicitor of the High Court of Hong Kong Special Administrative Region in 1999 and is a practising member of The Law Society of Hong Kong.

Debora S. Fang - Director

Mrs. Debora Fang has 20 years' experience in the Fast Moving Consumer Goods industry, across mergers and acquisitions, strategy, finance and marketing roles in Unilever (London, UK), Danone (Paris, France and Amsterdam, Netherlands), Kraft Foods (Sao Paulo, Brazil) and as a consultant for Bain & Company (Los Angeles, USA).  While at Unilever as VP Mergers & Acquisitions, Ms. Fang was responsible for a range of acquisitions and disposals in the Foods, Ice cream and Tea categories, leading multidisciplinary teams and covering a global scope. She is now an independent advisor for Private Equity and strategic clients in the Foods arena as well as a private investor. Ms. Fang holds an MBA from the Kellogg Graduate School of Management at Northwestern University in Chicago, USA and a Bachelor of Arts in Business from the University of Sao Paulo, Brazil.

Board Committees

Burcon does not have an executive committee of its directors.  Burcon has an audit committee, a corporate governance committee and a nominating and compensation committee. The members of the audit committee are Debora Fang, J. Douglas Gilpin, David Ju and Peter H. Kappel.  The members of the corporate governance committee are J. Douglas Gilpin, Peter Kappel and Lorne Tyrrell.  The members of the nominating and compensation committee are David Ju, Peter H. Kappel and Lorne Tyrrell.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, none of the persons nominated for election as a director:

(a) is, as at the date of this Management Proxy Circular, or has been within 10 years before the date of this Management Proxy Circular, a director or chief executive officer or chief financial officer of any company (including Burcon) that:

(a) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer, or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer, or chief financial officer;

(b) is at the date hereof, or has been within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company (including Burcon) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c) has, within the 10 years before this Management Proxy Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Ms. Rosanna Chau was the Deputy Chairman and Executive Director of PT International (formerly ITC Corporation Limited ("ITC")), a company whose shares are listed on The Stock Exchange of Hong Kong Limited, up to December 28, 2017.  On November 15, 2005 the Securities and Futures Commission (the "SFC") of Hong Kong criticized the board of directors of ITC for breaching Rule 21.3 of the Code on Takeovers and Mergers (the "Takeovers Code") in respect of the dealing in the securities of Hanny Holdings Limited ("Hanny"), (now known as Master Glory Group Limited) by ITC during an offer period without the consent of the Executive Director of the Corporate Finance Division of the SFC.  Rule 21.3 of the Takeovers Code restricts share dealings and transactions by an offeror and parties acting in concert with it during securities exchange offers.  Hanny was involved in a securities exchange offer announced in April 2005.  Since ITC held over 20% of the shares of Hanny, it was presumed to be acting in concert with Hanny under the Takeovers Code.  Ms. Rosanna Chau was a director of ITC at that time.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Professional Accountants ("PwC"), of Suite 700, 250 Howe Street, Vancouver, B.C., V6C 3S7 will be nominated at the Meeting for reappointment as auditor of Burcon at a remuneration to be fixed by the directors.  PwC has been Burcon's auditor since March l, 2001.

Re-approval of Amended and Restated 2001 Share Option Plan

At Burcon's annual and special meeting held on September 19, 2001, the shareholders of Burcon approved the terms of the 2001 Share Option Plan (the "Plan") under which directors, officers, employees, management company employees and consultants ("Service Providers") of Burcon may be granted options to acquire Common Shares of Burcon.  The principal purpose of the Plan is to encourage equity participation in Burcon by its Service Providers so that they have an interest in preserving and maximizing shareholder value in the longer term while enabling Burcon to attract and retain individuals with experience and ability and reward individuals for current and expected future performance.  The Plan had a fixed number of options that could be granted to Service Providers.  The Plan was amended in 2003, 2004, 2007 and 2009 to increase the number of Common Shares issuable under the Plan.  At Burcon's annual meeting on September 1, 2011, the shareholders of Burcon approved the amendment to the Plan to convert it from a fixed plan to a rolling plan (the "Amended and Restated Plan").  A rolling plan has a plan maximum expressed as a percentage of the total number of common shares outstanding on a non-diluted basis and all exercised, cancelled, expired or terminated options become available for future grant.  The Amended and Restated Plan permits the issuance of that number of options up to a maximum of 10% of the issued and outstanding Common Shares of Burcon from time to time.  As of the date hereof, Burcon has 98,176,920 Common Shares outstanding of which 10% is 9,817,692.

During the year ended March 31, 2013, the Board amended the Amended and Restated Plan to provide optionees with an alternative method to exercise stock options.  An optionee may elect to exercise an option using the cashless method, whereby the optionee receives the number of shares the value of which is equal to the amount by which the fair market value of the Common Shares exceeds the option exercise price.  The fair market value is determined by the weighted average trading price of the Common Shares during the five trading days preceding the date of exercise.

The TSX requires that rolling plans, such as the Amended and Restated Plan, be approved by a majority of directors and by shareholders every three years.  The Amended and Restated Plan was re-approved on the first 3 year anniversary by directors and shareholders on July 24, 2014 and September 10, 2014, respectively.  The Amended and Restated Plan was re-approved on the second 3 year anniversary by directors and shareholders on July 18, 2017 and September 7, 2017, respectively.  The next three year anniversary of the approval of the Amended and Restated Plan is September 7, 2020.  The Board unanimously re-approved the Amended and Restated Plan on July 23, 2020. The Board does not intend to grant any options under the Amended and Restated Plan after September 7, 2020 until re-approval by the Shareholders has been obtained at the Meeting.

The principal terms of the Amended and Restated Plan are summarized as follows:

• The aggregate number of optioned shares that may be granted under the Amended and Restated Plan, shall not exceed 10% of the Common Shares then issued and outstanding on a non-diluted basis.  Any increase in the issued and outstanding Common Shares will result in an increase in the number optioned shares available under the Amended and Restated Plan and any exercise, conversion, redemption, expiry, termination, cancellation or surrender of options granted will make additional optioned shares available under the Amended and Restated Plan;

• The Board is responsible for the general administration of the Amended and Restated Plan and the proper execution of its provisions and its interpretation;

• The Amended and Restated Plan contains limitations on option issuances.  The limitations are unless disinterested shareholder approval is obtained: (a) insiders cannot be granted awards under the Amended and Restated Plan or any other security based compensation plan to purchase more than 10% of the listed Common Shares within any 12 month period; and (b) the aggregate number of outstanding awards granted to insiders under the Amended and Restated Plan or any other security based compensation plan may not exceed 10% of the listed Common Shares at any time.  As of the date of this Management Proxy Circular the Corporation has no other security based compensation plans.

• Other than in the case of an optionee's death, where options become exercisable by the deceased optionee's lawful personal representatives, heirs or executors, all options granted under the Amended and Restated Plan continue to be non-assignable and non-transferable, however, the Amended and Restated Plan allows for a transfer to a Service Provider's registered retirement savings plan, registered retired income fund or tax-free savings account, or the equivalent thereof, established by or for the benefit of the optionee;

• A Service Provider who is no longer employed by Burcon, except in the case of death, retirement or the participant becoming totally disabled, has up to the lesser of 30 days after ceasing to be a Service Provider, and the expiration of the term applicable to such option, to exercise their options;

• In the case of an optionee's death, any vested option held on the date of death is exercisable by the optionee's lawful personal representatives, heirs or executors until the earlier of one year from death and the expiration of the option's term, while in the case where a Service Provider has retired, become totally disabled or died after ceasing to be a Service Provider, outstanding options whether vested or unvested can be exercised by the optionee, or if the optionee has died by their personal representatives, until the earlier of the option's expiry date and 90 days after the date of retiring, becoming totally disabled or death after ceasing to be a Service Provider;

• The exercise price of the options will be set by the Board at the time the options are allocated but cannot be less than the price per Burcon's common share traded on the TSX as at the closing on the last trading day before the date that the options are granted;

• The Board at their discretion has the power to determine the time, or times when options will be granted, vest and be exercisable and to determine when it is appropriate to accelerate when options otherwise subject to vesting may be exercised;

• The term of an option will not exceed 10 years from the date of grant, however, if the expiry date of any vested option falls during or within nine business days of a black-out period or other trading restriction imposed by Burcon, then the option's expiry date shall be automatically extended for ten business days following the date of the relevant black-out period or other trading restriction being lifted, terminated or removed;

• The Board has the ability to: (a) with shareholder approval by ordinary resolution make any amendment to any option commitment, option or the Amended or Restated Plan; and (b) without shareholder approval make any amendments: (i) of a clerical nature, (ii) to reflect regulatory requirements, (iii) to vesting provisions, (iv) to expiration dates as long as there is no extension past the original date of expiration, and (v) providing for a cashless exercise feature; and

• The Amended and Restated Plan allows Burcon to satisfy its withholding obligations from any amount payable to a Service Provider that is an optionee as is required by law to be withheld or deducted upon an option exercise.

As at the date of this Management Proxy Circular, a total of 4,507,606 stock options are issued and outstanding under the Plan representing  approximately 4.59% of our issued and outstanding capital.  If re-approval of the Amended and Restated Plan by Shareholders is obtained, then 5,310,086 options will be available for grant under the Amended and Restated Plan representing approximately 5.41% of the issued and outstanding Common Shares as of the date hereof.

Shareholders are being asked to re-approve the Amended and Restated Plan attached as Schedule "A" to this Management Proxy Circular, by passing the following ordinary resolution:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The Amended and Restated Plan, in the form approved by the Board and attached as Schedule "A" to the Corporation's Management Proxy Circular dated July 30, 2020, be and is hereby approved.

2. All unallocated options under the Amended and Restated Plan be and are hereby approved.

3. The Corporation have the ability to continue granting options under the Amended and Restated Plan until September 17, 2023, being the date which is three years from the date of the shareholders' meeting at which shareholders' approval is being sought.

4. Any one officer or director of the Corporation is authorized on behalf and in the name of the Corporation to execute all such documents and to take all such actions as may be necessary or desirable to implement and give effect to this resolution or any part thereof."

In order for this ordinary resolution to be passed, it requires the positive approval of a simple majority (greater than 50%) of the votes cast thereon at the Meeting.  The directors of the Corporation believe the passing of the foregoing ordinary resolution is in the best interests of the Corporation and recommend that shareholders of the Corporation vote in favour of the resolution.  The persons named as proxies in the enclosed Proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Common Shares who has given such proxy has directed that the votes be otherwise cast.

Continuation under the Business Corporations Act (British Columbia)

The Corporation was incorporated under the Business Corporations Act (Yukon) (the "YBCA") on November 3, 1998 under the name "Burcon Capital Corp." and extra-provincially registered in British Columbia on February 5, 1999. The Board has determined that it would be more expedient and cost effective to have the Corporation continue into the Province of British Columbia (the "Continuance") pursuant to the Business Corporations Act (British Columbia), as amended (the "BCA"). Upon completion of the Continuance, the BCA will apply to the continued company to the same extent as if the Corporation had been incorporated under the BCA. Therefore, pursuant to the YBCA, shareholders of the Corporation will be asked to consider and, if thought advisable, to approve a special resolution (the "Continuance Resolution") authorizing the Board, in its sole discretion, to continue the Corporation out of the Yukon Territory and into the jurisdiction of the province of British Columbia under the BCA.

The Continuation Process

The process to effect the Continuance would proceed as follows:

1) Shareholders of the Corporation must authorize, by special resolution, the Continuance Resolution at the Meeting;

2) upon application by the Corporation, the Yukon Registrar will issue a Notice of Authorization to continue the Corporation into the other jurisdiction;

3) the Corporation will then file with the British Columbia Registrar of Companies (the "BC Registrar") a continuation application (a "Continuation Application") in the prescribed form setting out the name reserved for the continuing company, being the current name of the Corporation, "Burcon NutraScience Corporation", and a notice of articles (the "Notice of Articles") reflecting the information that will apply to the continuing company on its recognition;

4) the Corporation will also provide the BC Registrar with any records or information required regarding the standing of the continuing company in the foreign corporation's jurisdiction or required for authorization for the continuation from the foreign corporation's jurisdiction;

5) the BC Registrar will then authorize the proposed Continuance under the BCA and issue a Certificate of Continuance;

6) the Corporation will send the Yukon Registrar a certified copy of the Certificate or Continuance and the Yukon Registrar will file it and issue a Certificate of Discontinuance; and

7) on the date shown on its Certificate of Continuance, the Corporation becomes a corporation governed by the BCA, as if it had been incorporated under the BCA, and the Corporation will cease to be a YBCA corporation.

Under the BCA, the charter documents of the Corporation will consist of a Notice of Articles, which sets forth the name of the corporation and the amount and type of authorized capital, and articles (the "Articles"), which will govern the management of the continuing company following the Continuance. A Continuation Application with the Notice of Articles will be filed with the BC Registrar and the Articles will be filed only with the continuing company's records office.

The Continuance and the adoption of the Notice of Articles and Articles will not result in any substantive changes to the constitution, powers or management of the Corporation, except as otherwise described herein. A copy of the Articles is attached to this Management Proxy Circular in Schedule "B".

The following is a summary comparison of the provisions of the BCA and the YBCA which pertain to the rights of shareholders. This summary is not intended to be exhaustive and shareholders should consult their legal advisors regarding all of the implications of the Continuance. The comparison set forth below is based on the BCA as at the date hereof. The BCA may be subject to amendments before the Continuance is finalized, therefore, the comparison set forth below may in certain circumstances prove inaccurate. The Corporation has no obligation to update shareholders about any amendments to the BCA.

Sale of a Corporation's Undertaking

The YBCA permits directors of a corporation to approve a sale, lease or exchange of all or substantially all of the property of the Corporation, if: (i) the Corporation is authorized to do so in its articles or a unanimous shareholder agreement, (ii) the Corporation does so in the ordinary course of business, or (iii) the Corporation obtains shareholder approval via special resolution. Under the YBCA, special resolutions require a "special majority" which is at least two-thirds of the votes cast unless otherwise specified in the Articles. Each Common Share carries the right to vote in respect of a sale, lease or exchange of all or substantially all of the property of the Corporation whether or not it otherwise carries the right to vote. Holders of shares of a class or series can vote separately only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Under the BCA, the directors of a corporation may dispose of all or substantially all of the business or undertaking of the corporation only if it is in the ordinary course of the Corporation's business or with shareholder approval authorized by special resolution. Like the YBCA, the BCA also requires special resolutions to be approved by a "special majority". However, under the BCA, "a special majority" means the majority specified in a corporation's articles of at least two-thirds (66.67%), and not more than three-quarters (75%), of the votes cast by those shareholders voting in person or by proxy at a general meeting of the Corporation.

The proposed Articles specify that the majority of the votes required for the Corporation to pass a special resolution at a meeting of shareholders will be two-thirds (66.67%) of the votes cast on the resolution.

Amendments to the Charter Documents of a Corporation

Substantive changes to the corporate charter of a corporation under the YBCA, such as a change in the name of a corporation, an alteration of the restrictions, if any, on the business of the corporation, or changes to the authorized capital structure of the corporation, generally require approval by a special resolution passed by not less than two-thirds (66.67%) of the votes cast by the shareholders voting on the resolution. Where the rights of the holders of a class or series of shares would be affected differently by the alteration than those of the holders of other classes or series of shares, the alteration must be approved by a special resolution passed by not less than two-thirds (66.67%) of the votes cast by the holders of the shares of such class or series.

Changes to the articles of a corporation under the BCA will be firstly governed by the resolutions specified by the BCA for the type of change being proposed. If the BCA does not specify the type of resolution for the change, then the change will be implemented by the type of resolution specified in the articles. If the articles are also silent, the BCA provides that changes can be effected by special resolution. The proposed Articles for the Corporation specify that if both the BCA and the Articles are silent on the type of resolution required to effect a particular change, the Corporation may approve the change via ordinary resolution.

Many alterations of the articles of a corporation, including changes of the corporate name, can be approved solely by a directors' resolution under the BCA if provided for in the articles. Alteration of the special rights and restrictions attached to issued shares requires, in addition to any resolution provided for by the articles, consent by a special resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a corporation out of the jurisdiction requires a special resolution as described above.

The proposed Articles specify that, subject to the BCA, the Corporation may effect a corporate name change, subdivide or consolidate all or any of its issued or unissued shares, or alter the number of directors via directors' resolutions. The proposed Articles also state that other changes to the Articles may be made through ordinary resolutions, including: creating or eliminating additional classes of shares, increasing or reducing the maximum number of shares, subdividing or consolidating its shares, modifying the par value of any approved shares with par value, and renaming any of its shares.

Rights of Dissent and Appraisal

The BCA provides that shareholders, including beneficial holders, who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where a corporation proposes to, among other things:

(a) continue out of the jurisdiction;

(b) sell the whole or substantially the whole of the corporation's undertaking or business;

(c) enter into a statutory amalgamation other than with an affiliated corporation; and

(d) amend its articles to add, change or remove any restriction on the business or businesses that the company may carry on.

The YBCA contains a similar dissent remedy, however, the remedy is only available to registered shareholders, not beneficial shareholders, and the specific procedure for exercising this remedy is different than that contained in the BCA.

Oppression Remedies

Under the YBCA a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order granting the remedy. Such an order is sought to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, the business or affairs of the corporation or its affiliates are or have been exercised in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

Under the BCA, a shareholder of a corporation, including a beneficial shareholder, and any other person the court considers to be appropriate, has the right to apply to court on the grounds that the corporation is acting or proposes to act in a way that is prejudicial or oppressive to the shareholder. On such an application the court may make such order as it sees fit including an order to prohibit any act proposed by the corporation.

Shareholder Derivative Actions

Under the BCA, a shareholder, including a beneficial shareholder or a director of a corporation, and any other person deemed "appropriate" by the court, may, with leave of the court, bring an action in the name and on behalf of the corporation to enforce an obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a corporation.

A broader right to bring a derivative action is contained in the YBCA and this right extends to shareholders, former shareholders, directors, former directors, officers or former officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action.

In addition, the YBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

Requisition of Meetings

The YBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

The BCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting which must be held not more than four months after the date of the requisition.

Form of Proxy and Information Circular

Both the YBCA and BCA require a corporation to send notice of a general meeting to each shareholder entitled to attend the meeting, and subject to statute and the articles of the corporation, a shareholder has one vote in respect of each share held by that shareholder and is entitled to vote in person or by proxy. In any event, the Corporation is and will continue to be a reporting issuer, therefore, National Instruments 51-102 and 54-101 will continue to apply with respect to the solicitation of shareholder proxies and communications with beneficial shareholders.

Place of Meetings

The YBCA provides that meetings of shareholders may be held outside the Yukon as designated by the directors, unless the articles, bylaws or a unanimous shareholder agreement provide otherwise. Under the BCA, a general meeting of the shareholders of a corporation must be held in British Columbia unless: (i) the location outside British Columbia is provided for in the articles; (ii) the articles do not restrict the corporation from approving a location outside British Columbia for the holding of the general meeting and the location for the meeting is (A) approved by the resolution required by the articles for that purpose, or (B) if no resolution is required for that purpose by the articles, approved by ordinary resolution of the shareholders; or (iii) the location for the meeting is approved in writing by the BC Registrar before the meeting is held.

The proposed Articles provide that general meetings of shareholders may be held at such time and at such place, either in or outside British Columbia, as may be determined by the Board.

Directors

The YBCA provides that a distributing corporation must have at least three directors, at least two of whom must not be officers or employees of the corporation or its affiliates. The YBCA does not have any residence requirements for its directors.

The BCA provides that a public corporation must have at least three directors and also does not have any residency requirements.

Shareholder Approval of Continuance

Accordingly, the shareholders of the Corporation will be asked to consider, and if thought advisable, approve the following special resolution, being the Continuance Resolution relating to the Continuance:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Corporation make application to the Yukon Registrar of Corporations for approval to file a Continuation Application with the British Columbia Registrar of Companies continuing the Corporation as if it had been incorporated under the laws of the province of British Columbia and make application to the Yukon Registrar of Corporations for a Certificate of Discontinuance;

2. subject to the issuance by the British Columbia Registrar of Companies of the Certificate of Continuance, and without affecting the validity of the Corporation and the existence of the Corporation by or under its articles and by-laws and any act done thereunder, effective upon issuance of the Certificate of Continuance, the Corporation adopt the Notice of Articles and the Articles substantially in the form presented at the Meeting in substitution for the existing articles and by-laws of the Corporation and all amendments to the existing articles and by-laws of the Corporation reflected therein are adopted;

3. the board of directors of the Corporation may, without further notice or approval of the shareholders of the Corporation, decide not to proceed with the Continuance or otherwise give effect to this Continuance Resolution, at any time prior to the Continuance becoming effective; and

4. any one or more of the directors or officers of the Corporation be authorized and directed to perform all such acts, deeds and things and execute and file all instruments and documents necessary or desirable to give effect to the true intent of this resolution."

In order for this special resolution to be passed, it requires the positive approval of a special majority (greater than 66.67%) of the votes cast thereon at the Meeting. The directors of the Corporation believe the Continuance is in the best interest of the Corporation and recommend that shareholders of the Corporation vote IN FAVOR of the resolution. The persons named as proxies in the enclosed Proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Common Shares who has given such proxy has directed that the votes be otherwise cast.

Right of Dissent with Respect to Continuance

Shareholders are entitled to the dissent rights set out in Section 193 of the YBCA and to be paid the fair value of their Common Shares if such shareholder dissents to the Continuance and the Continuance becomes effective.

Neither a vote against the Continuance Resolution, nor an abstention or the execution or exercise of a proxy vote against the Continuance Resolution will constitute notice of dissent, but a shareholder need not vote against the Continuance Resolution in order to object. A shareholder must dissent with respect to all Common Shares either held personally by him or her or on behalf of any one beneficial owner and which are registered in one name. A brief summary of the provisions of Section 193 of the YBCA is set out below.

Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that under the YBCA, ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A shareholder who beneficially owns Common Shares but is not the registered holder thereof should contact the registered holder for assistance.

In order to dissent, a shareholder (a "Dissenting Shareholder") must send to the Corporation in the manner set forth below, a written notice of objection (an "Objection Notice") to the Continuance Resolution. On the action approved by the Continuance Resolution becoming effective, the making of an agreement between the Corporation and the Dissenting Shareholder as to the payment to be made for the Dissenting Shareholder's shares or the pronouncement of an order by the Court, whichever first occurs, the Dissenting Shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his or her Common Shares in an amount agreed to by the Corporation and the Dissenting Shareholder or in the amount of the judgment, as the case may be. The fair value of the Common Shares shall be determined as of the close of business on the last business day before the day on which the Continuance Resolution was adopted. Until any one of such events occurs, the Dissenting Shareholder may withdraw his or her dissent or the Corporation may rescind the Continuance Resolution and in either event, the proceedings shall be discontinued.

If the Continuance is approved, a Dissenting Shareholder who sent an Objection Notice, or the Corporation, may apply to the Court to fix the fair value of the Common Shares held by the Dissenting Shareholder. Upon such an application, the Court shall make an order fixing the fair value of those Common Shares, giving judgment in that amount against the Corporation in favour of the Dissenting Shareholder(s) and fixing the time by which the Corporation must pay that amount each of the Dissenting Shareholders. If such an application is made by a Dissenting Shareholder, the Corporation shall, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer (the "Offer to Purchase") to pay to the Dissenting Shareholder. The Offer to Purchase shall contain an amount considered by the directors of the Corporation to be the fair value of the subject Common Shares, together with a statement showing how the fair value of the subject Common Shares was determined.

Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of the Dissenting Shareholder's Common Shares, a Dissenting Shareholder may make an agreement with the Corporation for the purchase of his or her Common Shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each Dissenting Shareholder within 10 days of the Corporation being served with a copy of the originating notice. Any order of the Court may also contain directions in relation to the payment to the Dissenting Shareholder of all or part of the sum offered by the Corporation for the Common Shares, the deposit of the share certificates representing the Common Shares, and other matters.

The Corporation may not be permitted to make a payment to a Dissenting Shareholder due to there being reasonable grounds for believing that the Corporation is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities. In that case, the Corporation shall, within ten days after the pronouncement of an order, or the making of an agreement between the Dissenting Shareholder and the Corporation as to the payment to be made for his or her Common Shares, notify each Dissenting Shareholder that it is lawfully unable to pay such Dissenting Shareholders for their Common Shares.

Notwithstanding that a judgment has been given in favour of a Dissenting Shareholder by the Court, if the Corporation is not permitted to make a payment to a Dissenting Shareholder for the reasons stated in the previous paragraph, the Dissenting Shareholder by written notice delivered to the Corporation within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his or her Objection Notice. In that case, the Corporation is deemed to consent to the withdrawal and the Dissenting Shareholder is reinstated to his or her full rights as a shareholder, failing which he retains his or her status as a claimant against the Corporation to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Corporation but in priority to its shareholders.

In order to be effective, a written Objection Notice must be received by the Corporation at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2, Attention: Senior Vice-President, Legal and Corporate Secretary or by the Chairman of the Meeting, prior to the commencement or recommencement thereof.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his or her Common Shares. Section 193 of the YBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each shareholder who might desire to exercise the dissenters' rights should carefully consider and comply with the provisions of the section and consult such shareholders' legal advisor.

See Schedule "C" attached to this Management Proxy Circular for the full text of section 193 of the YBCA.

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION AS AT MARCH 31, 2020
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] (c)
Equity compensation plans approved by Securityholders	4,507,606	3.32	5,172,357
Equity compensation plans not approved by Securityholders	Nil	N/A	Nil
Total	4,507,606	3.32	5,172,357

The numbers in the above chart are as at March 31, 2020.  As at the date of this Management Proxy Circular, a total of 4,507,606 stock options are issued and outstanding under the Amended and Restated Plan (as defined below) representing approximately 4.59% of our issued and outstanding capital.  Of the total options outstanding, 3,507,710 options are granted to insiders representing approximately 3.57% of our outstanding capital.  Currently, 5,310,086 options are available for grant under the Amended and Restated Plan representing approximately 5.41% of the issued and outstanding Common Shares as of the date hereof.

Burn Rate of the Amended and Restated Plan

The chart below sets out the burn rate of the Amended and Restated Plan for the three most recently completed fiscal years ended March 31, 2020, March 31, 2019 and March 31, 2017.  The annual burn rate is expressed as a percentage by dividing the number options granted under the Amended and Restated Plan during the applicable fiscal year by the weighted average number of common shares outstanding for the applicable fiscal year.

Fiscal Year	Number of Stock Options Granted	Weighted Average Number of Common Shares	Stock Option Burn Rate
2020	757,000	78,935,751	0.96%
2019	680,000	43,941,536	1.55%
2018	452,000	38,614,504	1.17%

CORPORATE GOVERNANCE DISCLOSURE

Under National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") Burcon is required to disclose its corporate governance practices in its Management Proxy Circular.  National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201") sets out corporate governance guidelines for public companies.  The Board and management of Burcon believe that good corporate governance practices are integral to the overall success of the Corporation and to protect shareholders' interests.  During the past fiscal year, Burcon continued to maintain corporate governance practices that are in line with the guidelines established in NP 58-201.

Board of Directors

Burcon's Board currently consists of eight directors.  The size of the Board and its composition are reviewed annually by the nominating and compensation committee.  The Board believes that its composition reflects a good mix of individuals with varying backgrounds and experience in the fields of business, finance and science and will be conducive to facilitate a diversity of perspectives in the overall management of the Corporation. Of the eight nominees proposed for election at the Meeting, five of the directors are considered independent within the meaning of the term "independent" set out in NI 58-101.  The independent directors currently on the Board are Debora Fang, J. Douglas Gilpin, David Ju, Peter H. Kappel and D. Lorne Tyrrell.  Alan Chan, through his wholly-owned company, Firewood Elite Limited ("Firewood") owns, directly or indirectly, approximately 23.3% of Burcon's issued and outstanding Common Shares.  Rosanna Chau and Calvin Chi Leung Ng are directors of certain subsidiaries of Firewood.  Mr. Chan, Ms. Chau and Mr. Ng are not considered to be independent.

The Corporation is a not a venture issuer pursuant to NP 58-201.  The Board currently consists of eight directors, a majority of which are independent.  If the eight nominees proposed for election at the Meeting are all elected, the Board will consist of a majority of independent directors.  During the preceding year, independent directors actively participated in board meetings and had direct communication with management on key business issues to ensure independent supervision over management.

Directorships

The following table sets out the relationships of Burcon's directors with other reporting issuers.

Director	Reporting Issuer or the Equivalent in a Jurisdiction or a Foreign Jurisdiction
Alan Chan	Executive Director, ITC Properties Group Limited

Independent Director Meetings

During the fiscal year, the independent directors of the Board held an in-camera session at the end of each regularly scheduled Board meeting if they deemed such session to be necessary. Four in-camera sessions were held following Board meetings during the fiscal year.  Non-management directors were invited to attend such sessions. Given that the committees of the Board are comprised solely of independent directors, the Board believes that committee meetings also provide another suitable forum for independent directors to have open and candid discussions among them about various issues.  Committee members have the discretion to conduct in-camera sessions at the end of committee meeting.  Each of the audit committee and nominating and compensation committee held two in-camera sessions during the fiscal year while the corporate governance committee held one in-camera session at the end of the committee's meetings during the fiscal year.

Chairman

The Chairman of the Board is D. Lorne Tyrrell who was appointed since January 15, 2019.  Dr. Tyrrell facilitates discussions among all directors during meetings and acts as liaison between the Board and management.  He also communicates with management regularly and receives input from directors of the Board to set the agenda for Board meetings.

Summary of Attendance of Directors

The table below sets out the attendance by the directors at meetings during the fiscal year ended March 31, 2020.

Director(1)	Board of Directors	Audit Committee	Nominating and Compensation Committee	Corporate Governance Committee
	14 meetings	5 meetings	3 meetings	3 meetings
Alan Chan	10/14	N/A	N/A	N/A
Rosanna Chau	14/14	N/A	N/A	N/A
David Lorne John Tyrrell	14/14	N/A	3/3	3/3
J. Douglas Gilpin	14/14	5/5	N/A	3/3
Peter H. Kappel	14/14	5/5	3/3	3/3
David Ju	9/14	5/5	2/3	N/A
Calvin Chi Leung Ng(2)	10/14	N/A	N/A	N/A

(1) Mrs. Debora Fang was appointed to the board of directors on July 6, 2020.  Therefore, she does not appear in the above table.

(2) Mr. Calvin Chi Leung Ng was appointed to the board of directors on July 23, 2019.

Board Mandate and Ethical Business Conduct

The Board is responsible for the stewardship of the Corporation and for the supervision of the management of the business and affairs of the Corporation.  The Board actively participates in assessing significant decisions proposed by management. On April 14, 2010, the Board adopted a written mandate defining its responsibilities, a copy of which is attached to this Management Proxy Circular as Schedule "D".

Since October 2005, the Board has adopted a Code of Business Ethics and Conduct (the "Code"), a copy of which is attached to this Management Proxy Circular as Schedule "E".  The Code was amended in February 2011, August 2011 and September 2012.  All directors, officers and employees of Burcon and its subsidiary, Burcon NutraScience (MB) Corp. have read and agreed to abide by the Code and are required to confirm, on an annual basis, that they have reviewed the Code.  The Board had previously delegated to the audit committee the authority to monitor compliance with the Code and report any non-compliance to the Board at quarterly intervals. In February 2011, the Board transferred that authority to the corporate governance committee.  The corporate governance committee has established procedures to allow directors, officers and employees to report breaches of the Code or any illegal or unethical behaviour anonymously to the chair of the corporate governance committee.    No waivers or implicit waivers from a provision of the Code have been granted to any directors, officers or employees since its inception.  Shareholders may obtain a copy of the Code by written request to Burcon at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2, Attn.: Corporate Secretary.

In December 2011, the Board implemented a whistleblower reporting program.  Under the program, Burcon established a confidential and anonymous procedure for reporting claims of unethical and illegal behaviour or concerns regarding questionable accounting and audit matters.  On an annual basis, all employees are reminded about the whistleblower reporting program and procedures on how to make a report.  Burcon engaged a third party to receive the reports and direct them to the chair of the audit committee of the Board.  The whistleblower reporting program is tested by management every quarter and reviewed by the members of the audit committee.  To date, no reports of unethical or illegal behaviour or concerns have been received by the Corporation under this program.

Position Descriptions

In February 2013, the Board adopted written position descriptions for the Chairman of the Board and the chair of each committee.  The Board believes that having position descriptions in place will further assist the respective chairs in fulfilling their duties.

During his tenure as Chief Executive Officer, the Board had not developed a position description for Allan Yap who acted as Chief Executive Officer of the Corporation until his resignation in January 2019.  Dr. Yap was responsible for the overall strategic management of Burcon.  Under the direction of Dr. Yap, the duties relating to Burcon's day-to-day operations were delegated to Johann F. Tergesen.    When Dr. Yap resigned from the Board and his position as Chief Executive Officer, the Board appointed Mr. Tergesen to succeed him, given his experience with the Corporation.  Mr. Tergesen's duties as the Corporation's President and Chief Operating Officer are outlined in his employment agreement with Burcon dated June 21, 2011.  His employment terms did not change upon his appointment as Chief Executive Officer.    See "Employment and Consulting Contracts with Named Executive Officers".  Mr. Tergesen is charged with fulfilling the Corporation's objectives. The Board believes that he is sufficiently skilled through his business experience to manage and provide direction to Burcon's management to achieve these objectives.

Orientation and Continuing Education

New directors of Burcon are provided with orientation materials containing information on Burcon's business, technology, financial information and the roles and responsibilities of directors.  Directors are also updated on new developments in the business by management presentations at Board meetings and through regular management reports in between Board meetings.  Finally, directors are regularly informed about changes in legal or regulatory requirements applicable to the Corporation.

Each committee of the Board has, with the input of committee members, developed and implemented a charter.  The charter is reviewed by the applicable committee on an annual basis.  Committee members are guided by its charter when fulfilling their roles.  Committee members are also updated by management on legal or regulatory requirements specific to the committee's area of focus.  The Corporation's auditors and outside consultants also provide committee members with updates on emerging accounting, auditing, compensation and regulatory developments.

Nomination of Directors and Compensation

Burcon has a nominating and compensation committee comprised of David Ju, Peter H. Kappel and Lorne Tyrrell.  All of the directors of the nominating and compensation committee are independent.  Mr. Kappel is the chair of the nominating and compensation committee.  The nominating and compensation committee has adopted a written charter to assist committee members in fulfilling their roles.  The duties and responsibilities of the nominating and compensation committee are:

  Determine remuneration and other benefits of the Corporation's directors, executive officers and consultants and performance bonuses and long term incentives for the Corporation's employees;
  Recommend Board nominees by seeking out and recommending to the board of directors the nominees for appointment, election or re-election; and
  As required, the committee will review and approve succession plans for directors, executive officers of the Corporation, and, as deemed necessary by the committee, any other officers or employees of the Corporation.

  All members of the Board are encouraged to recommend individuals they believe are suitable to serve on the Board of the Corporation. When reviewing the suitability of prospective director nominees for Burcon's Board, the nominating and compensation committee will review the candidate's education, background and any business experience that may be relevant for Burcon.

After Dr. Allan Yap's resignation from the Board in January 2019, the nominating and compensation committee did not immediately fill the vacancy of the Board.  During the first half of calendar 2019, the Corporation was focused on its business objectives, including securing a strategic partner for its pea and canola protein extraction and purification technologies.  As such, the Board and management focused their attention of these matters.

Following the execution of the unanimous shareholders agreement to form Merit Functional Foods Corporation with certain strategic partners and the closing of the Corporation's rights offering in late June 2019, the Board decided to fill the vacancy left by Dr. Yap's departure from the Board.  Certain candidates were considered by the nominating and compensation committee members and after due consideration, the nominating and compensation committee recommended Mr. Calvin Chi Leung Ng for appointment to the Board.  Mr. Ng was appointed to the Board on July 23, 2019.

Although the board is comprised of a group of individuals with a wealth of experience in various facets of business across many industries, the nominating and compensation committee continued to review the composition of the board during the fiscal year and identified the need to add a candidate with experience in the food industry to the Board.  After a detailed search and interviews with certain candidates, the nominating and compensation committee recommended Mrs. Debora Fang for appointment to the Board.  The recommendation was accepted and on July 6, 2020, Mrs. Fang as appointed as a director.  Mrs. Fang's extensive experience in food industry will be an asset to the Corporation's business.

During fiscal year 2012, directors of the nominating and compensation committee began the process of reviewing the executive compensation program.  During the process, the nominating and compensation committee developed a compensation and performance management review program for executive officers and employees.  The program was finalized in fiscal year 2013 and the Board adopted and implemented the compensation and performance management review program in February 2013.  Performance reviews of executive officers and employees of the Corporation and it subsidiaries are conducted annually by their supervisor.  Although the nominating and compensation committee began the process of reviewing the director compensation program during fiscal 2012, no new director compensation program has been implemented given the current pre-revenue stage of development of the Corporation.  The annual retainer and meeting fees for directors remained unchanged during the year ended March 31, 2020. Each non-management director is paid an annual retainer of $7,500 and a fee of $750 per meeting for attendance at each Board or committee meeting.  The non-management director annual retainer and per meeting fee has remained the same since 2004. For more information, refer to the section "Statement of Executive Compensation".

Corporate Governance Committee

Burcon has a corporate governance committee comprised of J. Douglas Gilpin, Peter Kappel and Lorne Tyrrell.  All of the directors of the corporate governance committee are independent.  Dr. Tyrrell is the chair of the corporate governance committee.  The corporate governance committee has adopted a written charter to assist committee members in fulfilling their roles.  The corporate governance committee is responsible for all matters relating to the governance of the Corporation and for reporting and making recommendations to the board of directors regarding such matters.

Assessment

The Board meets at least once per quarter to assess the developments of Burcon's business and management recommendations.  The Corporation undertook numerous corporate transactions during the fiscal year, which resulted in the Board holding 14 board meetings. These meetings were beneficial to both the board members and management and facilitated healthy discussions in the strategic planning process and execution of key decisions  of the Corporation during the fiscal year. The Board has a formal self-assessment process in place and an assessment is conducted every two year, with the most recent assessment performed during the fiscal year 2020.  The results of the self-assessments were reviewed by the Board and each of the board committees and reported to the Board.

Director Term Limits and Gender Diversity

In 2014, NI 58-101 was amended to require TSX-listed companies to disclose their practices relating to representation of women on boards of directors and in executive officer positions and on mechanisms of board renewal.  The corporate governance committee reviewed these amendments but did not view that the Board needed to develop policies regarding gender diversity or board renewal given the current stage of development of Burcon.  The Board accepted this recommendation.    The Board believes that at this stage, the Board is adequately populated with directors possessing varying skills and experience that are sufficient to competently manage the affairs of the Corporation.  Therefore, the Board does not believe in limiting the skills available to the Corporation by imposing a term limit for the directors.  The Board believes that it will be appropriate to review this practice when the Corporation evolves into the revenue-generating phase.

Although the Corporation does not have a written policy with regard to gender diversity, the Board believes that female participation currently on the Board and at the senior management level is suitable for the size and complexity of issues facing Burcon.  Recognizing that gender diversity is important, the nominating and compensation committee recommended the appointment of Mrs. Debora Fang to the Board.  On July 6, 2020, the Board appointed Mrs. Fang to the Burcon's Board.  Currently, two of eight of the directors on the Board are female, representing 25% of the members.  Two of six senior officers of the Corporation are female, representing 33% of senior management.  The Corporation does not have a target regarding women on the board or in executive positions.  Going forward, the nominating and compensation committee will continue to review gender diversity in light of Burcon's current stage of development, while also considering factors such as skills, experience, qualifications and character when assessing whether a potential candidate is suitable for the Board as well as senior management positions.

Objectives for the year ending March 31, 2021

The Board believes that it has continued to make good progress during the fiscal year to further improve its corporate governance practices to meet the guidelines set out in NI 58-101 and NP 58-201.  Burcon believes that some of the guidelines may not be suitable for the Corporation given its current stage of development.  In July 2020, the corporate governance committee engaged Hugessen Consulting in Toronto to conduct a review of the Corporation's corporate governance policies and procedures with a view to further improve its corporate governance practices.  Upon completion of its work, Hugessen Consulting will present its findings to the nominating and compensation committee for further review and recommendation to the Board.

AUDIT COMMITTEE AND DISCLOSURE UNDER
NATIONAL INSTRUMENT 52-110

Under National Instrument 52-110 ("NI 52-110"), Burcon is required to disclose in its Management Proxy Circular certain information concerning the composition of its audit committee and its auditor. The required disclosure can be found on pages 88-90 of Burcon's Annual Information Form ("AIF") dated June 29, 2020.  The audit committee charter is set out in Schedule "A" of the AIF.  A copy of the AIF can be found on the SEDAR website at www.sedar.com.  Shareholders may obtain a copy of the AIF by written request to Burcon at 1946 West Broadway, Vancouver British Columbia, V6J 1Z2, Attn: Corporate Secretary.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Nominating and Compensation Committee

Burcon has a nominating and compensation committee comprised of the following directors:  David Ju, Peter H. Kappel and Lorne Tyrrell.  Mr. Kappel is the chair of the nominating and compensation committee.  See "Biographies of Directors".  All of the directors on the nominating and compensation committee are independent.  The Board believes that the members of the nominating and compensation committee are sufficiently skilled to perform their duties.

The Board believes that Burcon's nominating and compensation committee members possess the educational and practical experience to enable the committee to make decisions on the suitability of the Corporation's compensation policies and practices, including experience in the following areas:

  General management skills in working with senior executives and developing performance management processes
  Evaluating, hiring and placing senior executives
  Knowledge of compensation and incentive programs
  Knowledge of share equity compensation plans and the risks associated with using this type of compensation
  Working with succession planning tools and processes
  Assessing risks associated with compensation plans

The purpose of the nominating and compensation committee is to carry out the Board's overall responsibility to review and approve the Corporation's employee and management compensation policies and practices, incentive compensation plans (cash and equity-based short and long term incentive plans), the amount and form of compensation of the executive officers of the Corporation, all appointments of employees as executive officers, all director nominations to the board and succession plans for directors and executive officers of the Corporation.

The nominating and compensation committee makes recommendations to the Board with respect to executive compensation.

Fiscal Year 2020 Highlights

During fiscal year 2020, Burcon achieved key business goals and objectives, including:

• The establishment of Merit Functional Foods Corporation ("Merit Foods") a joint venture partnership with three veterans of the agri-foods industry to build and operate a plant protein production facility;

• Made equity contributions totalling $13.0 million to Merit Foods for a 40% equity stake in the joint venture;

• Announced Burcon's new novel and proprietary Nutratein-PS™, and Nutratein-TZ™ pea and canola protein blends.  These new plant-protein blends have exceptional functional characteristics, low allergenicity, and a nutritional value exceeding those of the standard pea proteins available on the market today;

• Entered into a 20-year exclusive, royalty-bearing license agreement with Merit Foods for Burcon's pea and canola protein technologies;

• Completed a $15.4 million rights offering that was 37% over-subscribed (60,572,585 total shares subscribed-for);

• Entered into a joint development agreement with Nestlé to tailor Burcon and Merit Foods' plant-based proteins for use in Nestlé's food and beverage applications;

• Issued $9.5 million of convertible debentures;

• Merit Foods was granted funding of $9.2 million from Protein Industries Canada; and

• Completed a $11.5 million bought deal equity offering; and

• Received acknowledgment from US Food and Drug Administration of Burcon's GRAS (Generally Recognized as Safe) notification for Peazazz® and Peazac®.

Subsequent to the year-end, the Company announced the following significant developments:

• Merit Foods secured $85 million of financing from a consortium of lenders including Export Development Canada and Farm Credit Canada; and

• Merit Foods secured additional debt financing of $10 million, in the form of a 10-year interest free loan from Agri-Food Canada's AgriInnovate Program.

Compensation Program

Historically, the Corporation did not have a formal compensation program given the size and number of employees of the Corporation.  The Corporation's compensation program is intended to attract, retain and motivate highly qualified executive officers, while at the same time promoting a greater alignment of interests between such executive officers and the Corporation's shareholders. The Corporation's compensation program is designed to compensate the Named Executive Officers for their contributions to the Corporation and is based, to a large extent, on the achievement of goals set by the Corporation. The Corporation's Board strives to be competitive with the overall market for compensation.

During the year ended March 31, 2012, the Corporation's Nominating and Compensation Committee (the "Committee") reviewed the Corporation's compensation practices with the goal of developing a formal compensation and performance management review program for executive officers and employees. The Committee's goal was to develop a compensation program to compensate employees based on certain general performance management criteria.

In January 2012, the Corporation engaged York HR Solutions Inc. ("York Solutions") of Maple Ridge, British Columbia, to develop a formal compensation and performance management program for the Corporation (the "Program"). York Solutions' mandate was to work with the Committee to:

• develop and document the compensation philosophy and strategy;

• design a compensation structure;

• develop performance measures and standards;

• develop a set of core competencies consisting of behaviours that employees should possess in the performance of goals;

• develop feedback methods, processes and documentation;

• develop and document a bonus plan clearly linked to corporate objectives;

• develop a communication plan for rollout of the Program; and

• assist with implementation and training of employees and managers.

The Committee worked with York Solutions to finalize the Program during fiscal year 2013.  In February 2013, the Program was formally approved by the Board.  The Corporation has implemented and followed the guidelines set out in the Program for determining compensation for executives and employees of Burcon.

Components of Executive Compensation

The Corporation's Program is comprised of a combination of base salary, incentive stock options and bonuses.

Given the Corporation's stage of development, the Board has deferred the implementation of the bonus component of the Program until the Corporation has reached positive cash flows.  The Board believes that the two elements of base salary and incentive stock options as compensation are appropriate to compensate the Corporation's executives in light of the Corporation's current stage of development. The Board reviews these elements individually and comprehensively to ensure alignment with the Corporation's strategic goals and objectives and the Corporation's overall compensation objectives. In the process of developing the components, the Board has, through the nominating and compensation committee, considered the implications of risks associated with its compensation policies. The Board believes that the risks are mitigated to a certain degree given the approach it has taken in the past on executive compensation. With respect to the salary component of the executive compensation, the Board has strived to be competitive in order to attract, retain and motivate executives. Options granted to employees under the incentive stock option plan generally do not vest immediately upon grant but vest over a three year period. The Board believes that using a vesting schedule encourages employee loyalty, aligns employee and company interests and reduces certain risks that may be associated with granting stock options that vest immediately upon grant.

The Corporation does not have a specific policy with respect to NEOs (as defined below) and directors purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities of the Corporation.

Base Salary

Johann F. Tergesen Chief Executive Offer, Jade Cheng, Chief Financial Officer, Randy Willardsen, Senior Vice President, Process, Dorothy Law, Senior Vice President, Legal and Corporate Secretary and Martin Schweizer, Vice President, Technical Development  are the "Named Executive Officers" ("NEO") of Burcon.

The primary element of the Corporation's compensation program is base salary.  The Corporation's view is that a competitive base salary is a necessary element for attracting and retaining qualified executive officers.

  During the year ended March 31, 2011, the Committee negotiated with each of Mr. Tergesen, Ms. Cheng and Ms. Law to determine their salaries. Following the negotiations, formal employment agreements were entered into with Mr. Tergesen in June 2011 and Ms. Cheng and Ms. Law in March 2011.  Mr. Willardsen is a consultant of Burcon and has a consulting agreement with Burcon (entered into in 2007 as amended).  Mr. Willardsen was paid a monthly fee until July 2019, when his consulting agreement was amended to provide for payment on an hourly basis.  Dr. Martin Schweizer has been employed by Burcon's wholly-owned subsidiary, Burcon NutraScience (MB) Corp. since March 2002 and is paid an annual salary.  See "Employment and Consulting Contracts with Named Executive Officers".

The amount payable to an NEO as base salary is determined primarily by the number of years of experience of the NEO, as well as negotiations with the NEO, and recommendations of the Committee based on its view of general market conditions.  As noted above, the Committee engaged York Solutions in 2012 to develop the Program. As part of its engagement, York Solutions conducted a salary survey based on overall market data (rather than company specific data) derived from a number of published surveys, including:

  Stats Canada
  Economic Research Institute
  Robert Half
  PayScale
  Canadian Institute of Chartered Accountants Compensation Survey 2011

  Canadian Lawyer Compensation Survey 2011

The findings supported the salary being paid to Ms. Cheng and Ms. Law.  In an effort to conserve cash, the Committee did not recommend any adjustment to the salaries of Mr. Tergesen, Ms. Cheng or Ms. Law from 2011 to 2015.  During fiscal year 2016, the salaries of Ms. Cheng and Ms. Law were adjusted.    No adjustments were made to the salaries of Mr. Tergesen, Ms. Cheng and Ms. Law during fiscal years 2018 to 2020.

Mr. Willardsen's consulting agreement was amended on July 31, 2019 to provide for payment of his services by the hour, rather than a fixed monthly fee.  Dr. Schweizer's salary has been adjusted over the term of his employment based on his experience with the Corporation and general market conditions.

Incentive Stock Options

The second element of the Corporation's compensation program is incentive stock options. At the Corporation' annual and special meeting held on September 19, 2001, the shareholders approved the terms of the Plan under which directors, officers, employees and consultants of the Corporation may be granted options to acquire Common Shares of the Corporation. The Plan was amended in 2003, 2004, 2007 and 2009 to, among other amendments, increase the number of Common Shares issuable under the Plan. In 2011, the Corporation's shareholders approved an amendment to the Plan to convert it from a fixed plan to a rolling plan.  The Amended and Restated Plan was further amended during the year ended March 31, 2013 to provide for a cashless exercise method.  For further details on the Amended and Restated Plan see "Securities Authorized for Issuance Under Equity Compensation Plans".

The options granted to executive officers and other employees are granted by the Board, based on the recommendations of the Committee. The Board reviews the Committee's recommendations regarding grants of options based on contributions and performance during the year. In determining option grants, the Board also takes into account previous grants to the grantees and attempts to compensate for any deficiencies in the cash component in the NEO's salary vis-a-vis competitive market rates. The Program developed by York Solutions also contains an allocation formula for determining stock option grants based on the cash salary of the individual.  Although the formula contemplates the value of the option grant to be approximately 33% of the individual's annualized salary, the Board has the discretion to adjust the amount allocated under this formula based on the individual's seniority, level of management within the Corporation and the Corporation's overriding goal of retaining key talent within Burcon.  During the year ended March 31, 2020, the Committee recommended to the Board the grant of options based on the formula set out in the Program and consideration of the discretionary factors such as contributions by the individual to the Corporation's developments, previous option grants that are out-of-the money and the lack of salary adjustments for certain employees for a number of years.

Performance Graph

The following graph shows the total cumulative return over five years for a shareholder of Burcon on an investment of $100 compared to the S&P/TSX composite index.

	2015	2016	2017	2018	2019	2020
Burcon NutraScience	100.00	111.00	69.67	17.33	12.33	30.67
S&P/TSX Composite	100.00	90.55	104.33	103.12	108.05	89.78

From 2015 to 2016, Burcon's share price increased by 11% while the S&P/TSX composite decreased by 9.5%.  In 2017, Burcon's share price dropped 37% trending the opposite of the S&P/TSX composite index which went up by 15%.  Burcon's share price continued its downward trend, dropping 75% in 2018 and 29% in 2019.  Comparatively, the S&P/TSX composite index dropped 1% in 2018 and increased 5% in 2019.  In 2020, Burcon's share price made a significant recovery and went up by 149%, while the S&P/TSX composite declined by 17%.

The trend shown in the above graph does not necessarily correspond to the Corporation's compensation to its Named Executive Officers for the period ended March 31, 2020 or for any prior fiscal periods.  The trading price of the Corporation's Common Shares is subject to fluctuation based on several factors, many of which are outside the control of Burcon.  These include market perception of the Corporation's ability to achieve business goals, trading volume in the Corporation's Common Shares, changes in general conditions in the economy and the financial markets or other general developments in the animal or plant protein industry that affect the Corporation or its competitors.  In determining compensation, the Board strives to be competitive in order to attract, retain and motivate executives, provide incentives for executives and key employees to work towards achieving business goals and objectives as well as to ensure that the interests of management of Burcon and Burcon's shareholders are aligned.

Compensation of Executive Officers

Summary Compensation Table

Johann Tergesen, President and Chief Executive Officer and Jade Cheng, Chief Financial Officer , Randy Willardsen, Senior Vice President, Process, Dorothy Law, Senior Vice President Legal and Corporate Secretary and Martin Schweizer, Vice President, Technical Development are the "Named Executive Officers" of Burcon for the purposes of the following disclosure, which is required for all reporting issuers, as set out in securities legislation.  The following table provides a summary of the total compensation paid to the Named Executive Officers during Burcon's three most recently completed fiscal years ended March 31, 2020, March 31, 2019 and March 31, 2018.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long term incentive plans
Johann F. Tergesen President and Chief Executive Officer	2020 2019 2018	275,000 275,000 275,000	Nil Nil Nil	94,034(1) 10,746(1) 19,024(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	369,034 285,746 294,024
Jade Cheng Chief Financial Officer	2020 2019 2018	177,000 177,000 177,000	Nil Nil Nil	94,034(1) 8,792(1) 15,565(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	271,034 185,792 192,565
Randy Willardsen SVP, Process	2020 2019 2018	220,711 123,066 123,066	Nil Nil Nil	67,167(1) 10,746(1) 19,024(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	287,878 133,812 142,090
Dorothy Law SVP, Legal and Corporate Secretary	2020 2019 2018	129,800 129,800 129,800	Nil Nil Nil	94,034(1) 8,792(1) 15,565(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	223,834 138,592 145,365
Martin Schweizer VP, Technical Development	2020 2019 2018	150,833 125,000 125,000	Nil Nil Nil	67,167(1) 11,723(1) 15,565(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	218,000 136,723 140,565

Notes:

(1) In determining the fair value of the option awards, the Black-Scholes option pricing model was used and was calculated in accordance with IFRS 2, Share-based payment, with the following assumptions:

Assumptions	2020	2019	2018
Risk-free interest rate:	1.30%	1.83%	1.96%
Dividend rate:	0%	0%	0%
Expected forfeitures:	7.67%	8.06%	8.44%
Expected volatility in the market price of shares:	75.70%	73.65%	61.13%
Expected life:	7.5 years	7.5 years	7.5 years
Fair value per option:	$1.34	$0.16	$0.43

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each Named Executive Officer, all of the option-based and share-based grants and awards outstanding on March 31, 2020.

	Option-based Awards				Share Based Awards

Name	Number of	Option	Option	Value of	Number of	Market or
	securities	Exercise	Expiration	unexercised	shares or	payout value
	underlying	Price	Date	in-the-	units of	of share-
	unexercised	($)	mm/dd/yyyy	money	shares that	based
	options			options(1)	have not	awards that
	(#)			($)	vested	have not
					(#)	vested
						($)
Johann F. Tergesen	125,000	9.60	12/17/2019(2)	0	Nil	Nil
President and Chief	24,000	4.16	10/29/2022(3)	0
Executive Officer	44,353	2.48	12/04/2023(4)	0
	67,201	2.86	11/10/2024(5)	0
	54,247	2.33	11/12/2025(6)	0
	48,858	2.66	12/15/2026(7)	0
	29,333	0.69	1/3/2028(8)	6,747
	66,000	0.23	2/19/2029(9)	45,540
	70,000	1.88	1/27/2030(10)	0
Jade Cheng	110,000	9.60	12/17/2019(2)	0	Nil	Nil
Chief Financial	18,000	4.16	10/29/2022(3)	0
Officer	35,482	2.48	12/04/2023(4)	0
	53,761	2.86	11/10/2024(5)	0
	43,398	2.33	11/12/2025(6)	0
	39,086	2.66	12/15/2026(7)	0
	24,000	0.69	1/3/2028(8)	5,520
	54,000	0.23	2/19/2029(9)	37,260
	70,000	1.88	1/27/2030(10)	0
Randy Willardsen	110,000	9.60	12/17/2019(2)	0	Nil	Nil
SVP, Process	18,000	4.16	10/29/2022(3)	0
	44,353	2.48	12/04/2023(4)	0
	67,201	2.86	11/10/2024(5)	0
	54,247	2.33	11/12/2025(6)	0
	48,858	2.66	12/15/2026(7)	0
	44,000	0.69	1/3/2028(8)	10,120
	66,000	0.23	2/19/2029(9)	45,540
	50,000	1.88	1/27/2030(10)	0

	Option-based Awards				Share Based Awards

Name	Number of	Option	Option	Value of	Number of	Market or
	securities	Exercise	Expiration	unexercised	shares or	payout value
	underlying	Price	Date	in-the-	units of	of share-
	unexercised	($)	mm/dd/yyyy	money	shares that	based
	options			options(1)	have not	awards that
	(#)			($)	vested	have not
					(#)	vested
						($)
Dorothy Law	110,000	9.60	12/17/2019(2)	0	Nil	Nil
SVP, Legal and	18,000	4.16	10/29/2022(3)	0
Corporate Secretary	35,482	2.48	12/04/2023(4)	0
	53,761	2.86	11/10/2024(5)	0
	43,398	2.33	11/12/2025(6)	0
	39,086	2.66	12/15/2026(7)	0
	36,000	0.69	1/3/2028(8)	8,280
	54,000	0.23	2/19/2029(9)	37,260
	70,000	1.88	1/27/2030(10)	0
Martin Schweizer	50,000	9.60	12/17/2019(2)	0	Nil	Nil
VP, Technical	18,000	4.16	10/29/2022(3)	0
Development	35,482	2.48	12/04/2023(4)	0
	53,761	2.86	11/10/2024(5)	0
	43,398	2.33	11/12/2025(6)	0
	39,086	2.66	12/15/2026(7)	0
	36,000	0.69	1/3/2028(8)	8,280
	72,000	0.23	2/19/2029(9)	49,680
	50,000	1.88	1/27/2030(10)	0

Notes:

(1) Based on the March 31, 2020 closing price of $0.92 per share on the TSX.

(2) These options vested as to 1/3 on each of August 17, 2010, April 17, 2011 and December 17, 2011. Because the expiry date of these options fell within an internal trading blackout period, the expiry has been extended until the trading blackout is lifted.  As at July 30, 2020, the trading blackout remains in place. Pursuant to the terms of the Amended and Restate Plan, the expiry date of these options will be extended until ten business days following the lifting of the trading blackout.

(3) These options vested as to 1/3 on each of October 29, 2013, October 29, 2014 and October 29, 2015.

(4) These options vested as to 1/3 on each of December 4, 2014, December 4, 2015 and December 4, 2016.

(5) These options vested as to 1/3 on November 10, 2015, November 10, 2016 and November 10, 2017.

(6) These options vested as to 1/3 on November 12, 2016, November 12, 2017 and November 12, 2018.

(7) These options vested as to 1/3 on each of December 15, 2017, December 15, 2018 and December 15, 2019.

(8)  These options vested as to 1/3 on each of January 3, 2019 and January 3, 2020 and will vest as to 1/3 on January 3, 2021.

(9) These options vested as to 1/3 on February 19, 2020 and will vest as to 1/3 on each of February 19, 2021 and February 19, 2022, respectively.

(10) These options vest as to 1/3 on each of January 27, 2021, January 27, 2022 and January 27, 2023, respectively.

Value Vested or Earned during Fiscal Year Ended March 31, 2020

The following table sets forth, for each Named Executive Officer, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended March 31, 2020.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Johann F. Tergesen	35,420(2)	Nil	Nil
Jade Cheng	28,980(2)	Nil	Nil
Randy Willardsen	35,420(2)	Nil	Nil
Dorothy Law	28,980(2)	Nil	Nil
Martin Schweizer	37,560(2)	Nil	Nil

Notes:

(1) See the "Outstanding Option Based and Share Based Awards" table for NEOs (above) for more information on the options awarded to NEOs.

(2) Based on the December 13, 2019 of $1.05 per share on the TSX (given no trading on December 15, 2019), the closing price on January 3, 2020 of $0.96 per share on the TSX and the closing price on February 19, 2020 of $1.66 per share on the TSX.

Employment and Consulting Contracts with Named Executive Officers

Burcon has entered into employment agreements with the following Named Executive Officers below:

Johann F. Tergesen

Mr. Tergesen is the Corporation's President and Chief Executive Officer and has been an employee of Burcon since September 1, 2001.  However, no written employment agreement had been entered into between Burcon and Mr. Tergesen until June 21, 2011 when the Corporation entered into a written employment agreement with Mr. Tergesen to formalize the terms of his employment.  Mr. Tergesen was the Chief Operating Officer of the Corporation from September 2000 until January 15, 2019.  When Mr. Allan Yap resigned from his position of Chief Executive Officer, Mr. Tergesen was appointed as Chief Executive Officer on the same date.  Under the terms of Mr. Tergesen's employment agreement, Mr. Tergesen is entitled to an annual base salary, and, at the discretion of Corporation, participation in the Corporation's incentive program, including, but not limited to, any bonus, share option, share purchase, share bonus or financial assistance program or plan and participation in the benefits plan available to senior staff from time to time.

Although Mr. Tergesen's employment agreement commenced on June 21, 2011, the Board agreed to apply Mr. Tergesen's salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Mr. Tergesen.  The retroactive salary amount paid for the period from May 1, 2010 to March 31, 2011 totalled to $73,333.  Total compensation paid to Mr. Tergesen during fiscal 2020, 2019 and 2018 is disclosed in the Summary Compensation Table.  During fiscal year 2017, Mr. Tergesen's employment terms were temporarily amended, resulting in a decrease in his base salary.

Mr. Tergesen's employment agreement has an indefinite term and may be terminated by Mr. Tergesen at any time by providing two months' notice in writing to the Corporation.  In the event that the Corporation terminates Mr. Tergesen's employment without cause, Mr. Tergesen is entitled to payment of salary and any amounts owing to him under any applicable incentive program earned up to and including the last day of employment and (a) notice of termination or salary in lieu thereof equal to 18 months' salary, plus one month of additional salary for each year of continuous employment with the Corporation from the effective date of his employment agreement up to a maximum of 24 months (the "Notice Period"), (b) continuation of coverage of British Columbia medical services plan and extended health and dental coverage where such continuation of coverage is permitted by the terms of the benefits plan during the Notice Period or until Mr. Tergesen obtains alternative employment, whichever is earlier; and (c) where the terms of the Corporation's applicable share option plan permits an optionee to do so, Mr. Tergesen shall be deemed to be a "Service Provider" as that term is defined in the Corporation's share option plan until the last day of the Notice Period and he will be permitted to exercise any options he may hold during that time period.

Mr. Tergesen's employment agreement contains provisions with respect to non-competition and non-solicitation during the term of the employment agreement and for a period of 12 months following the termination of his employment for any reason.

In the event of a change of control, Mr. Tergesen may elect to terminate his employment agreement.  If he does so, then the Corporation will pay a severance payment of salary equal to 18 months plus one additional month's salary per year of continuous service with the Corporation from the effective date of the employment agreement up to a maximum of 24 months' salary. Pursuant to the Corporation's Amended and Restated 2001 Share Option Plan, a change of control is an "Accelerated Vesting Event".  If an Accelerated Vesting Event occurs and TSX approval is obtained, Mr. Tergesen will be entitled to exercise each option held by him at any time on or before the expiry date of such option, provided that the Accelerated Vesting Event must have occurred on or before the last day on which Mr. Tergesen worked for Burcon.

Jade Cheng

Ms. Cheng entered into an employment agreement with the Corporation on March 1, 2011.  Prior thereto, Ms. Cheng had been providing her services as the Corporation's Chief Financial Officer pursuant to the management services agreement between the Corporation and Burcon Group Limited.    The terms of Ms. Cheng's employment agreement are similar to those of Mr. Tergesen's agreement.  Under the terms of Ms. Cheng's employment agreement, Ms. Cheng is entitled to an annual base salary, and, at the discretion of the Corporation, participation in the Corporation's incentive program, including, but not limited to, any bonus, share option, share purchase, share bonus or financial assistance program or plan and participation in the benefits plan available to senior staff from time to time.

Although Ms. Cheng's employment agreement commenced on March 1, 2011, the Board agreed to apply Ms. Cheng's salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Ms. Cheng.  The retroactive salary component of $52,500 was paid to Ms. Cheng in March, 2011.  Ms. Cheng's salary was adjusted in fiscal 2016.  Total compensation paid to Ms. Cheng during fiscal 2020, 2019 and 2018 is disclosed in the Summary Compensation Table.

Ms. Cheng's employment agreement has an indefinite term and may be terminated by Ms. Cheng at any time by providing two months' notice in writing to the Corporation.  In the event that the Corporation terminates Ms. Cheng's employment without cause, Ms. Cheng is entitled to payment of salary and any amounts owing to her under any applicable incentive program earned up to and including the last day of employment and (a) notice of termination or salary in lieu thereof equal to 18 months' salary, plus one month of additional salary for each year of continuous employment with the Corporation from the effective date of her employment agreement up to a maximum of 24 months (the "Notice Period"), (b) continuation of coverage of British Columbia medical services plan and extended health and dental coverage where such continuation of coverage is permitted by the terms of the benefits plan during the Notice Period or until Ms. Cheng obtains alternative employment, whichever is earlier; and (c) where the terms of the Corporation's applicable share option plan permits an optionee to do so, Ms. Cheng shall be deemed to be a "Service Provider" as that term is defined in the Corporation's share option plan until the last day of the Notice Period and she will be permitted to exercise any options she may hold during that time period.

Ms. Cheng's employment agreement contains provisions with respect to non-competition and non-solicitation during the term of the employment agreement and for a period of 12 months following the termination of her employment for any reason.

In the event of a change of control, Ms. Cheng may elect to terminate her employment agreement.  If she does so, then the Corporation will pay a severance payment of salary equal to 18 months plus one additional month salary per year of continuous service with the Corporation from the effective date of the employment agreement up to a maximum of 24 month's salary.  Pursuant to the Corporation's Amended and Restated 2001 Share Option Plan, a change of control is an "Accelerated Vesting Event".  If an Accelerated Vesting Event occurs and TSX approval is obtained, Ms. Cheng will be entitled to exercise each option held by her at any time on or before the expiry date of such option, provided that the Accelerated Vesting Event must have occurred on or before the last day on which Ms. Cheng worked for Burcon.

Randy Willardsen

Mr. Randy Willardsen is a consultant of Burcon.  The following is a summary of the terms of his consulting contract with the Corporation.

Mr. Willardsen was initially engaged as a consultant of Burcon in April 1999 to evaluate the commercial viability of the canola protein extraction and purification process (the "Process") of B.M.W. Canola Inc. ("BMW").  Burcon acquired BMW in October 1999 and changed BMW's name to Burcon NutraScience (MB) Corp.  ("Burcon-MB").  By an agreement dated November 30, 2001, Burcon engaged Mr. Willardsen as a consultant to assist with the commercialization of the Process.  He was appointed as Senior Vice President, Process of the Corporation on November 30, 2001.  Mr. Willardsen and the Corporation entered into a new Management Consulting Agreement (the "Consulting Agreement") on December 19, 2007, which was amended on December 15, 2008, May 4, 2011 and July 31, 2019.

The Consulting Agreement had an initial term of 18 months, but automatically renews for successive one year periods unless either the Consultant or the Corporation terminates the Consulting Agreement 30 days prior to the end of the term.  The initial fee paid to Mr. Willardsen was US$6,500 per month.  In May 2011, the fee was increased to US$8,000 per month.  Mr. Willardsen will devote up to 20 hours per week to perform the services set out under the Consulting Agreement.  After the formation of Merit Functional Foods Corporation ("Merit Foods") by Burcon and the other shareholders of Merit Foods, Burcon and Merit Foods entered into a services agreement pursuant to which Burcon and Burcon-MB will provide services to Merit Foods in connection with the commercialization efforts of Merit Foods of Burcon's pea and canola protein technologies.  As a result, Mr. Willardsen increased the time he spent performing the services.  In order to compensate Mr. Willardsen for the increased amount of time spent, Burcon and Mr. Willardsen entered into an amendment to the Consulting Agreement dated July 31, 2019, pursuant to which he would paid at a rate of US$100 per hour rather than a monthly fee.

The Consulting Agreement may be terminated by either party to the agreement with written notice to the other party of not less than 30 days.  The Consulting Agreement does not provide for payment in the event of a change of control.

Dorothy K.T. Law

Ms. Law entered into an employment agreement with the Corporation on March 1, 2011.  Prior thereto, Ms. Law had been providing her services as the Corporation's Senior Vice President, Legal and Corporate Secretary pursuant to the management services agreement between the Corporation and Burcon Group Limited.  The terms of Ms. Law's employment agreement are similar to those of Mr. Tergesen's and Ms. Cheng's agreements.  Under the terms of Ms. Law's employment agreement, Ms. Law is entitled to an annual base salary, and, at the discretion of the Corporation, participation in the Corporation's incentive program, including, but not limited to, any bonus, share option, share purchase, share bonus or financial assistance program or plan and participation in the benefits plan available to senior staff from time to time.

Although Ms. Law's employment agreement commenced on March 1, 2011, the Board agreed to apply Ms. Law's salary retroactively to May 2010, which was the time at which the nominating and compensation committee first began its review and negotiation of the terms of employment with Ms. Law.  The retroactive salary component of $40,917 was paid to Ms. Law in March, 2011.  Ms. Law's salary was adjusted in fiscal 2016.  Total compensation paid to Ms. Law during fiscal 2020, 2019 and 2018 is disclosed in the Summary Compensation Table.

Ms. Law's employment agreement has an indefinite term and may be terminated by Ms. Law at any time by providing two months' notice in writing to the Corporation.  In the event that the Corporation terminates Ms. Law's employment without cause, Ms. Law is entitled to payment of salary and any amounts owing to her under any applicable incentive program earned up to and including the last day of employment and (a) notice of termination or salary in lieu thereof equal to 18 months' salary, plus one month of additional salary for each year of continuous employment with the Corporation from the effective date of her employment agreement up to a maximum of 24 months (the "Notice Period"), (b) continuation of coverage of British Columbia medical services plan and extended health and dental coverage where such continuation of coverage is permitted by the terms of the benefits plan during the Notice Period or until Ms. Law obtains alternative employment, whichever is earlier; and (c) where the terms of the Corporation's applicable share option plan permits an optionee to do so, Ms. Law shall be deemed to be a "Service Provider" as that term is defined in the Corporation's share option plan until the last day of the Notice Period and she will be permitted to exercise any options she may hold during that time period.

Ms. Law's employment agreement contains provisions with respect to non-competition and non-solicitation during the term of the employment agreement and for a period of 12 months following the termination of her employment for any reason.

In the event of a change of control, Ms. Law may elect to terminate her employment agreement.  If she does so, then the Corporation will pay a severance payment of salary equal to 18 months plus one additional month salary per year of continuous service with the Corporation from the effective date of the employment agreement up to a maximum of 24 month's salary.  Pursuant to the Corporation's Amended and Restated 2001 Share Option Plan, a change of control is an "Accelerated Vesting Event".  If an Accelerated Vesting Event occurs and TSX approval is obtained, Ms. Law will be entitled to exercise each option held by her at any time on or before the expiry date of such option, provided that the Accelerated Vesting Event must have occurred on or before the last day on which Ms. Law worked for Burcon.

Martin Schweizer

Dr. Schweizer entered into an employment agreement with Burcon-MB on March 21, 2002 and commenced his employment in May 2002 as a process engineering specialist.  Since January 2003, Dr. Schweizer has overseen Burcon's research and development efforts at its Winnipeg Technical Centre.  Dr. Schweizer was appointed as the Corporation's Vice President, Technical Development in September 2009.

Dr. Schweizer's employment agreement has an indefinite term and may be terminated by Dr. Schweizer at any time by providing one months' notice in writing to the Corporation.  In the event that the Corporation terminates Dr. Schweizer's employment without cause, Dr. Schweizer is entitled to notice required by legislation or payment in lieu of notice or a combination of notice and payment under the employment agreement.

Dr. Schweizer's employment agreement contains provisions with respect to non-competition and non-solicitation during the term of the employment agreement and for a period of 12 months following the termination of his employment for any reason.  Dr. Schweizer's employment agreement does not provide for payment in the event of a change of control.

Estimated Termination Payments

The table below reflects amounts payable to the Named Executive Officers, assuming their employment was terminated on March 31, 2020 either without cause or upon change of control of the Corporation.

Name	Termination Other than for Cause ($)	Continued Benefits ($)	Termination Upon Change of Control ($)
Johann F. Tergesen	550,000	8,482	550,000
Jade Cheng	354,000	8,482	354,000
Randy Willardsen	See Note 1 below	Nil	See Note 1 below
Dorothy Law	259,600	8,482	259,600
Martin Schweizer	24,000	624	24,000

Note:

(1) Mr. Willardsen is paid on an hourly basis.  If his agreement is terminated without cause, then the Corporation will provide written notice to Mr. Willardsen of not less than 30 days and pay what is due and owing during the notice period.

Compensation of Directors

Burcon does not have a formal compensation program for its directors.  Each non-management director of Burcon is paid an annual retainer of $7,500 ("Annual Retainer") and $750 for attendance at each committee or Board meeting.  The non-management director annual retainer and per meeting fee has remained the same since 2004.  For the financial year ended March 31, 2020, Burcon paid $45,000 in Annual Retainer fees and an aggregate of $134,250 to non-management directors for attendance at committee and Board meetings during the year.  During the year ended March 31, 2020, the non-management directors of Burcon included Alan Chan, Rosanna Chau, J. Douglas Gilpin, David Ju, Peter H. Kappel, David Lorne John Tyrrell and Calvin Chi Leung Ng.

In January 2012, the Corporation engaged Koenig & Associates Inc.  ("Koenig") of Saskatoon, Saskatchewan, to conduct a board remuneration survey for Burcon.  The objective of conducting the Board remuneration survey for Burcon was to determine whether the Board members are fairly compensated.  The review was also conducted to determine the degree of comparability of the Board to the board structure of similar organizations.  Although Koenig has completed its survey, the nominating and compensation committee deferred its review of director compensation during fiscal year 2020 in light of the Corporation's current stage of development and financial resources.

Director Compensation Table

During the most recently completed fiscal year ended March 31, 2020, each non-management director of Burcon received total compensation for services provided to Burcon in his or her capacity as director as follows:

Name(1)	Fees earned(2)(3) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Alan Chan	15,750	Nil	41,465(4)	Nil	Nil	Nil	57,215
Rosanna Chau	18,750	Nil	41,465(4)	Nil	Nil	Nil	60,215
J. Douglas Gilpin	24,000	Nil	55,286(4)	Nil	Nil	Nil	79,286
David Ju	19,500	Nil	41,465(4)	Nil	Nil	Nil	60,965
Peter H. Kappel	21,000	Nil	96,751(4)	Nil	Nil	Nil	117,751
David Lorne John Tyrrell	23,250	Nil	69,108(4)	Nil	Nil	Nil	92,358
Calvin Chi Leung Ng	12,000	Nil	41,465(4)	Nil	Nil	Nil	53,465

Notes:

(1) Mrs. Debora Fang was appointed to the board of directors of the Corporation on July 6, 2020, which was after the year end date of March 31, 2020.  Therefore, she does not appear on the above table.

(2) Each non-management director is paid a fee of $750 per meeting for attendance at each Board or committee meeting.

(3) Each non-management director is paid an annual retainer of $7,500.  See "Director Compensation".

(4) In determining the fair value of the option awards, the Black-Scholes option pricing model was used and was calculated in accordance with IFRS 2, Share-based payment, with the following assumptions:

Assumptions (weighted average)	2020
Risk-free interest rate:	1.30%
Dividend rate:	0%
Expected forfeitures:	7.67%
Expected volatility in the market price of shares:	74.1%
Expected life:	8.5 years
Fair value per option:	$1.38

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each non-management director, all of the option-based and share-based grants and awards outstanding on March 31, 2020.

	Option-based Awards				Share Based Awards
Name(1)	Number of	Option	Option	Value of	Number of	Market or
	securities	Exercise	Expiration Date	unexercised	shares or	payout
	underlying	Price	mm/dd/yyyy	in-the-	units of	value of
	unexercised	($)		money	shares that	share-based
	options			options(2)	have not	awards that
	(#)			($)	vested	have not
					(#)	vested
						($)
Alan Chan	40,000	8.65	04/20/2020(3)	0	N/A	N/A
	25,000	8.65	04/20/2020(4)	0
	20,000	8.05	11/16/2021(5)	0
	20,000	4.16	10/29/2022(6)	0
	20,000	2.48	12/04/2023(7)	0
	20,000	2.86	11/10/2024(8)	0
	24,462	2.33	11/12/2025(9)	0
	21,382	2.66	12/15/2026(10)	0
	20,000	0.69	1/3/2028(11)	4,600
	30,000	0.23	2/19/2029(15)	20,700
	30,000	1.88	1/27/2030(16)	0
Rosanna	20,000	9.60	12/17/2019(12)	0	N/A	N/A
Chau	20,000	8.05	11/16/2021(5)	0
	20,000	4.16	10/29/2022(6)	0
	20,000	2.48	12/04/2023(7)	0
	20,000	2.86	11/10/2024(8)	0
	24,462	2.33	11/12/2025(9)	0
	21,382	2.66	12/15/2026(10)	0
	20,000	0.69	1/3/2028(11)	4,600
	30,000	1.88	1/27/2030(16)	0

	Option-based Awards				Share Based Awards
Name(1)	Number of	Option	Option	Value of	Number of	Market or
	securities	Exercise	Expiration Date	unexercised	shares or	payout
	underlying	Price	mm/dd/yyyy	in-the-	units of	value of
	unexercised	($)		money	shares that	share-based
	options			options(2)	have not	awards that
	(#)			($)	vested	have not
					(#)	vested
						($)
J. Douglas	40,000	6.78	09/22/2021(13)	0	N/A	N/A
Gilpin	20,000	4.16	10/29/2022(6)	0
	20,000	2.48	12/04/2023(7)	0
	20,000	2.86	11/10/2024(8)	0
	24,462	2.33	11/12/2025(9)	0
	21,382	2.66	12/15/2026(10)	0
	20,000	0.69	1/3/2028(11)	4,600
	30,000	0.23	2/19/2029(15)	20,700
	40,000	1.88	1/27/2030(16)	0
David Ju	30,000	0.69	1/3/2028(11)	6,900	N/A	N/A
	30,000	0.23	2/19/2029(15)	20,700
	30,000	1.88	1/27/2030(16)	0
Peter H.	41,120	2.76	2/22/2026(14)	0	N/A	N/A
Kappel	21,382	2.66	12/15/2026(10)	0
	70,000	1.88	1/27/2030(16)	0
David Lorne	40,000	9.60	12/17/2019(12)	0	N/A	N/A
John Tyrrell	20,000	8.05	11/16/2021(5)	0
	20,000	4.16	10/29/2022(6)	0
	20,000	2.48	12/04/2023(7)	0
	20,000	2.86	11/10/2024(8)	0
	24,462	2.33	11/12/2025(9)	0
	21,382	2.66	12/15/2026(10)	0
	20,000	0.69	1/3/2028(11)	4,600
	30,000	0.23	2/19/2029(15)	20,700
	40,000	1.88	1/27/2030(16)	0
Calvin Chi	30,000	1.88	1/27/2030(16)	0	N/A	N/A
Leung Ng

Notes:

(1) Mrs. Debora Fang was appointed to the board of directors of the Corporation on July 6, 2020, which was after the year end date of March 31, 2020.  Therefore, she does not appear on the above table.

(2) Based on the March 31, 2020 closing price of $0.92 per share on the TSX.

(3) These options all vested on April 20, 2010.  Because the expiry date of these options fell within an internal trading blackout period, the expiry has been extended until the trading blackout is lifted.  As at July 30, 2020, the trading blackout remains in place. Pursuant to the terms of the Amended and Restate Plan, the expiry date of these options will be extended until ten business days following the lifting of the trading blackout.

(4) These options vested as to 1/3 on April 20, 2011, April 20, 2012 and April 20, 2013, respectively. The expiry date of these options has been extended due to an internal trading blackout being in place.

(5) These options all vested on November 16, 2011.

(6) These options all vested on October 29, 2012.

(7) These options all vested on December 4, 2013.

(8) These options all vested on November 10, 2014.

(9) These options all vested on November 12, 2015.

(10) These options all vested on December 15, 2016.

(11) These options all vested on January 3, 2018.

(12) These options all vested on December 17, 2009. Because the expiry date of these options fell within an internal trading blackout period, the expiry has been extended until the trading blackout is lifted.  As at July 30, 2020, the trading blackout remains in place. Pursuant to the terms of the Amended and Restate Plan, the expiry date of these options will be extended until ten business days following the lifting of the trading blackout.

(13) These options all vested on September 22, 2011.

(14) These options all vested on February 22, 2016.

(15) These options all vested on February 19, 2019.

(16) These options all vested on January 27, 2020.

Value Vested or Earned during Fiscal Year Ended March 31, 2020

The following table sets forth, for each non-management director, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended March 31, 2020.

Name(1)	Option-based awards - Value vested during the year(2) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Alan Chan	0(3)	N/A	N/A
Rosanna Chau	0(3)	N/A	N/A
J. Douglas Gilpin	0(3)	N/A	N/A
Peter H. Kappel	0(3)	N/A	N/A
David Lorne John Tyrrell	0(3)	N/A	N/A
David Ju	0(3)	N/A	N/A
Calvin Chi Leung Ng	0(3)	N/A	N/A

Notes:

(1) Mrs. Debora Fang was appointed to the board of directors of the Corporation on July 6, 2020, which was after the year end date of March 31, 2020.  Therefore, she does not appear on the above table.

(2) See the "Outstanding Option-Based and Share-Based Awards" table for directors (above) for more information on the options awarded to directors.

(3) Based on the January 27, 2020 closing price of $1.71 per share on the TSX.

Executive Compensation-Related Fees

No fees were billed by any consultant or advisors for services related to determining compensation for the Corporation's directors and executive officers and employees for the two years ended March 31, 2020 and March 31, 2019.  No compensation consultants or advisors have been engaged since the Corporation's most recently completed financial year to assist the Board or the Committee in determining compensation for any of the Corporation's directors or officers.

ADDITIONAL INFORMATION

Indebtedness of Directors and Executive Officers

None of the directors or executive officers of Burcon or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to Burcon or its subsidiaries, or to another entity where any indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Burcon or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

Other than as set forth in this Management Proxy Circular, no person who has been a director or executive officer of Burcon at any time since the beginning of the last fiscal year, nor any individual proposed to be a director or officer of Burcon, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

Interest of Informed Persons in Material Transactions

Through his wholly-owned company, Firewood, Mr. Alan Chan, a director of Burcon, owns directly or indirectly, approximately 23.3% of the issued and outstanding Common Shares of Burcon.  Firewood's wholly-owned subsidiary, Large Scale Investments Limited ("Large Scale") entered into a loan agreement dated November 13, 2018 with the Corporation pursuant to which Large Scale provided Burcon with an unsecured loan of up to $1,000,000 for a term of 180 days from December 5, 2018.  On March 27, 2019, Large Scale and Burcon amended the Loan Agreement (the "Loan Amendment") pursuant to which Large Scale agreed to increase the loan amount to Burcon by $500,000 (together with the initial $1,000,000 amount referred to as the "Loan Amount").  In connection with the rights offering of the Corporation completed in June 2019, Large Scale offset the Loan Amount against its obligations to pay for subscription funds under the offering.  Mr. Chan is a director of Large Scale.  Ms. Rosanna Chau and Mr. Calvin Chi Leung Ng, directors of Burcon, are also directors of Large Scale.  For further information on the Loan Agreement and the Loan Amendment, refer to pages 9-10 of Burcon's Annual Information Form ("AIF") dated June 29, 2020.  A copy of the AIF can be found on the SEDAR website at www.sedar.com.  Shareholders may obtain a copy of the AIF by written request to Burcon at 1946 West Broadway, Vancouver British Columbia, V6J 1Z2, Attn: Corporate Secretary.

On December 10, 2019, Burcon issued convertible debentures in the aggregate principal amount of $9,500,000.  Each convertible debenture consists of $1,000 principal amount, and bears interest at a rate of 8.5% per annum, payable semi-annually in arrears and is unsecured.  The principal amount outstanding under the convertible debentures and all accrued and unpaid interest thereon will be payable in cash thirty-six (36) months from the date of issuance of the convertible debentures.  Mr. Johann Tergesen, Mr. Peter Kappel and Dr. Lorne Tyrrell, insiders of Burcon, subscribed for convertible debentures in the principal amount of $1,000,000, $500,000 and $500,000, respectively.  For further information on the convertible debentures, refer to pages 13-14 of Burcon's AIF dated June 29, 2020.

To the knowledge of Burcon's management, no other insider or nominee for election as a director of Burcon, or any associate or affiliate of any such persons, had any interest in any material transaction during the year ended March 31, 2020, or has any interest in any proposed transaction that has materially affected or would materially affect Burcon or any of its subsidiaries.

Requesting Documentation

Additional information relating to Burcon can be found on the SEDAR website at www.SEDAR.com. Shareholders may obtain copies of Burcon's financial statements and management's discussion and analysis ("MD&A") by written request to Burcon at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2, Attn.: Corporate Secretary.  Financial information is provided in Burcon's comparative financial statements and MD&A for its most recently completed financial year.

DIRECTORS' APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Burcon.

DATED at Vancouver, British Columbia, as of the 30th day of July, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"

Johann F. Tergesen
President and Chief Executive Officer

Schedule "A"

AMENDED AND RESTATED 2001 SHARE OPTION PLAN

A

BURCON NUTRASCIENCE CORPORATION

AMENDED AND RESTATED

2001 SHARE OPTION PLAN

Dated for Reference September 19, 2001

and Amended
on September 17, 2003, September 14, 2004, September 5, 2007, September 3, 2009, September 1, 2011 and August 15, 2012

BURCON NUTRASCIENCE CORPORATION

AMENDED AND RESTATED

2001 SHARE OPTION PLAN

Dated for Reference September 19, 2001
and
Amended on September 17, 2003, September 14, 2004, September 5, 2007,
September 3, 2009, September 1, 2011 and August 15, 2012

PART 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan

Accelerated Vesting Event means the occurrence of any one of:

(a) a take-over bid as defined in the Securities Act (British Columbia) is made for Common Shares or Convertible Securities which, if successful would result (assuming the conversion, exchange or exercise of the Convertible Securities, if any, that are the subject of the take-over bid) in any person or persons acting jointly or in concert (as such phrase is defined in the Securities Act (British Columbia)) or persons associated or affiliated with such person or persons within the meaning of the Business Corporations Act (Yukon) beneficially, directly or indirectly, owning shares that would, notwithstanding any agreement to the contrary, entitle the holders thereof for the first time to cast at least 50% of the votes attaching to all shares in the capital of Burcon that may be cast to elect Directors,

(b) the acquisition or continuing ownership by any person or persons acting jointly or in concert (as such phrase is defined in the Securities Act (British Columbia)), directly or indirectly, of Common Shares or of Convertible Securities, which, when added to all other securities of Burcon at the time held by such person or persons, or persons associated or affiliated with such person or persons within the meaning of the Business Corporations Act (Yukon) (collectively, the "Acquirors"), and assuming the conversion, exchange or exercise of Convertible Securities beneficially owned by the Acquirors, results in the Acquirors beneficially owning shares that would, notwithstanding any agreement to the contrary, entitle the holders thereof for the first time to cast at least 50% of the votes attaching to all shares in the capital of Burcon that may be cast to elect Directors,

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(c) the sale, lease, exchange or other disposition of all or substantially all of Burcon's assets, or

(d) an amalgamation, merger, arrangement or other business combination (a "Business Combination") involving Burcon that results in the securityholders of the parties to the Business Combination other than Burcon owning, directly or indirectly, shares of the continuing entity that entitle the holders thereof to cast at least 50% of the votes attaching to all shares in the capital of the continuing entity that may be cast to elect Directors;

Associate has the meaning assigned by the Securities Act;

Board means the board of directors of Burcon or any committee thereof duly empowered or authorized to grant options under this Plan;

Burcon means Burcon NutraScience Corporation and includes, unless the context otherwise requires, all of its subsidiaries or affiliates and successors according to law;

Business Day means any day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada;

Common Shares means common shares without par value in the capital of Burcon providing such class is listed on the TSX;

Consultant means an individual (or a company wholly-owned by individuals) who:

(a) provides ongoing consulting, managerial, technical, professional or like services to Burcon under a written contract other than services provided in relation to a distribution;

(b) possesses technical, business or management expertise of value to Burcon;

(c) spends a significant amount of time and attention on the business and affairs of Burcon; and

(d) has a relationship with Burcon that enables the individual to be knowledgeable about the business and affairs of Burcon;

Convertible Securities means securities convertible into, exchangeable for or representing the right to acquire Common Shares;

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Directors means the directors of Burcon from time to time elected or appointed;

Disinterested Shareholders' Approval means approval by a majority of the votes cast by all Burcon's shareholders at a duly constituted shareholders' meeting, excluding votes attached to shares beneficially owned by Service Providers who are insiders;

Effective Date for an Option means the date of grant thereof by the Board whether or not the grant is subject to any Regulatory Approval;

Employee means:

(e) an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(f) an individual who works full-time for Burcon providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of Burcon, but for whom income tax deductions are not made at source; or

(g) an individual who works for Burcon on a continuing and regular basis for a minimum amount of time per week (the number of hours having been disclosed to the TSX) providing services normally provided by an employee and who is subject to the same control and direction by Burcon over the details and methods of work as an employee of Burcon, but for whom income tax deductions need not be made at source;

Expiry Date means the day on which an Option expires as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

Listed Shares means the number of Common Shares of Burcon that have been accepted for listing on the TSX but excluding dilutive Convertible Securities not yet converted into Listed Shares;

Management Company Employee means an individual employed by another individual or a corporation providing management services to Burcon which are required for the ongoing successful operation of the business enterprise of Burcon, but excluding a corporation or individual engaged primarily in Investor Relations Activities;

Market Price means the price per Burcon's Common Share traded on the TSX as at closing on the last trading day before the date that the Option is granted;

Officer means a duly appointed officer of Burcon;

Option means the right to purchase Common Shares granted hereunder to a Service Provider;

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Option Commitment means the notice of grant of an Option delivered by Burcon hereunder to a Service Provider and substantially in the form of Schedule A hereto;

Option Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

Optionee means a Service Provider to whom an Option is granted by Burcon under the Plan;

Optioned Shares means the Common Shares issuable pursuant to an exercise of Options;

Participant means a Service Provider that is an Optionee;

Plan means this amended and restated share option plan, the terms of which are set out herein or as may be amended;

Plan Shares means the total number of Common Shares reserved for issuance as Optioned Shares under the Plan as provided in §2.1;

Regulatory Approval means the approval of the TSX and any other securities regulatory agency that may have lawful jurisdiction over any Options to a particular Optionee;

Retired means

(h) with respect to an Officer or Employee, the retirement of the Officer or Employee within the meaning of the Canada Pension Plan, after attainment of age 65, and

(i) with respect to a Director, cessation of office as a Director, other than by reason of death, after attainment of age 70;

Securities Act means the Securities Act, R.S.B.C. 1996, [c. 418], as amended from time to time;

Service Provider means an individual who is a Director, Officer, Employee, Management Company Employee or Consultant, but also includes a company, of which 100% of the share capital is beneficially owned by one or more individual Service Providers;

Totally Disabled, with respect to an Employee or Officer, means that, solely because of disease or injury the Employee or Officer is deemed by a qualified physician selected by Burcon to be unable to work at any occupation which the Employee or Officer is reasonably qualified to perform and, with respect to a Director, means that, solely because of disease or injury, the Director is deemed by a qualified physician selected by Burcon to be unable to carry out his or her responsibilities on the Board;

TSX Company Manual means the rules and policies of the TSX as amended from time to time; and

TSX means the Toronto Stock Exchange and any successor thereto.

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PART 2
SHARE OPTION PLAN

2.1 Maximum Plan Shares

The aggregate number of Optioned Shares reserved for issuance under this Plan, shall not exceed 10% of the Common Shares then issued and outstanding (on a non-diluted basis).  For greater certainty, any increase in the issued and outstanding Common Shares will result in an increase in the number of Optioned Shares available under this Plan and any exercise, conversion, redemption, expiry, termination, cancellation or surrender of Options granted under this Plan will make additional Optioned Shares available under this Plan.

Any Options issued as at the date hereof shall be counted towards the 10% maximum under this Plan.

2.2 Eligibility

Options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board.

2.3 Option Commitment

Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

2.4 Powers of the Board

The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to:

(a) allot Common Shares for issuance in connection with Options granted under the Plan;

(b) grant Options hereunder;

(c) delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do;

6

(d) interpret and construe this Plan and any Option Commitment and to determine all questions arising out of this Plan and any Option Commitment, and any such interpretation, construction or determination made by the Board will be final, binding and conclusive for all purposes;

(e) determine to which Service Provider Options are granted and to grant Options;

(f) determine the number of Optioned Shares covered by each Option;

(g) determine the Option Exercise Price for each Option;

(h) determine the time or times when Options will be granted, vest and be exerciseable and to determine when it is appropriate to accelerate when Options otherwise subject to vesting may be exercised;

(i) determine if the Optioned Shares that are subject to an Option will be subject to any restrictions or repurchase rights upon the exercise of such Option including, where applicable, the endorsement of a legend on any certificate representing Optioned Shares acquired on the exercise of any Option to the effect that such Optioned Shares may not be offered, sold or delivered except in compliance with the applicable securities laws and regulations of Canada or any other country and if any rights or restrictions exist they will be described in the applicable Option Commitment;

(j) determine the expiration date for each Option;

(k) prescribe the form of the instruments relating to the grant, exercise and other terms of Options;

(l) enter into an Option Commitment evidencing each Option which will incorporate such terms as the Board in its discretion deems consistent with this Plan;

(m) take such steps and require such documentation from Service Providers which in its opinion are necessary or desirable to ensure compliance with the rules and regulations of the TSX and all applicable laws;

(n) adopt such modifications, procedures and subplans as may be necessary or desirable to comply with the provisions of the laws of Canada and other countries in which Burcon or its Affiliates may operate to ensure the viability and maximization of the benefits from the Options granted to Optionees residing in such countries and to meet the objectives of this Plan; and

(o) determine such other matters as provided for herein.

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2.5 Limitations on Issue

Subject to the other provisions hereof, the following restrictions on issuances of Options are applicable under the Plan:

(a) unless Disinterested Shareholders' Approval has been obtained, insiders cannot be granted awards under this or any other security based compensation plan to purchase more than 10% of the issued and outstanding Listed Shares within any 12 month period;

(b) unless Disinterested Shareholders' Approval has been obtained, the aggregate number of outstanding awards granted under this or any other security based compensation plan to insiders may not exceed 10% of the issued and outstanding Listed Shares at any time; and

(c) the number of Optioned Shares granted under the Plan cannot exceed the number of Plan Shares.

PART 3
TERMS AND CONDITIONS OF OPTIONS

3.1 Option Exercise Price

The Option Exercise Price per Optioned Share will be set by the Board at the time the Options are allocated under the Plan, and cannot be less than the Market Price of the Common Shares at the time the Options are granted.

3.2 Term of Option and Blackout Extension

Each Option Commitment shall have the following terms:

(a) the term of an Option will not exceed 10 years from the Effective Date thereof; and

(b) notwithstanding any other provision hereof, if the Expiry Date of any vested Option held by an Optionee falls during or within nine Business Days following the end of a black-out period or other trading restriction imposed by Burcon, then the Expiry Date of such Option shall be automatically extended to the date that is ten (10) Business Days following the date of the relevant black-out period or other trading restriction being lifted, terminated or removed.  Notwithstanding any provision of this Plan, the ten Business Day period referred to in this §3.2(b) may not be extended by the Board.

3.3 Accelerated Vesting Event

If an Accelerated Vesting Event occurs and TSX approval is obtained, each Option held by an Optionee may be exercised by the Optionee at any time or from time to time on or before the Expiry Date of the Option, provided that with respect to an Option held by an Officer or Employee the Accelerated Vesting Event must have occurred on or before the last day on which the Officer or Employee worked for Burcon.

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3.4 Optionee Ceasing to be Director, Employee or Service Provider

No Option may be exercised after the Service Provider has left the employ/office or has been advised his services are no longer required or his service contract has expired, except as follows:

(a) in the case of the death of an Optionee, any vested Option held by him at the date of death shall become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of: (i) one year after the date of death; and (ii) the expiration of the term otherwise applicable to such Option;

(b) subject to §3.4(c), if an Optionee ceases to be a Service Provider, any vested Option held by such Optionee at the date of ceasing to be a Service Provider, may be exercised until the earlier of: (i) 30 days following the date on which such Optionee ceases to be so employed or to provide services to Burcon; and (ii) the expiration of the term otherwise applicable to such Option; and

(c) an Option that would otherwise so cease to be exercisable by reason that at the time of cessation ("the particular time") the Optionee has Retired or has become Totally Disabled, may be exercised by the Optionee or, if the Optionee dies after the particular time, by the personal representatives of the Optionee, from time to time no later than the earlier of: (i) the Expiry Date of the Option; and (ii) 90 days after the particular time, as to a total number of shares not exceeding the number of Optioned Shares as to which the Optionee did not exercise the Option before the particular time, including Optioned Shares as to which the Optionee was at the particular time not yet entitled to exercise the Option.

3.5 Non Assignable

Subject to §3.4(a) or §3.4(c), or as permitted by applicable regulatory authorities in connection with a transfer to a registered retirement savings plan, registered retirement income fund or tax-free savings account, or the equivalent thereof, established by or for the Optionee or under which the Optionee is the beneficiary, all Options shall be exercisable only by the Optionee to whom they are granted and shall not be assignable or transferable.

3.6 Adjustment of the Number of Optioned Shares

The number of Common Shares subject to an Option will be subject to adjustment in the events and in the following manner:

(a) in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an Option is outstanding, into a greater number of Common Shares, Burcon will thereafter deliver at the time of purchase of Optioned Shares hereunder, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

9

(b) in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an Option is outstanding, into a lesser number of Common Shares, Burcon will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c) in the event of any change of the Common Shares as constituted on the date hereof, at any time while an Option is outstanding, Burcon will thereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(d) in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of Burcon, a consolidation, merger or amalgamation of Burcon with or into any other company or a sale of the property of Burcon as or substantially as an entirety at any time while an Option is outstanding, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of Burcon for the purposes of this §3.6(d);

(e) an adjustment will take effect at the time of the event giving rise to the adjustment provided for in this Section are cumulative;

(f) Burcon will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would, except for the provisions of this §3.6(f), be deliverable upon the exercise of an Option will be cancelled and not be deliverable by Burcon; and

(g) if any questions arise at any time with respect to the Option Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this §3.6, such questions will be conclusively determined by Burcon's auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of Burcon's principal executive office) that Burcon may designate and who will have access to all appropriate records and such determination will be binding upon Burcon and all Optionees.

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PART 4
COMMITMENT AND EXERCISE PROCEDURES

4.1 Option Commitment

Upon grant of an Option hereunder, the secretary or other authorized officer of Burcon will deliver to the Optionee an Option Commitment detailing the terms of his or her Option and upon such delivery the Service Provider will be a Participant in the Plan and have the right to purchase the Optioned Shares at the Option Exercise Price set out therein subject to the terms and conditions hereof.

4.2 Manner of Exercise

An Optionee who wishes to exercise his Option may do so by delivering

(a) a written notice to Burcon specifying the number of Optioned Shares being acquired pursuant to the Option;

(b) wire transfer or a certified cheque payable to Burcon for the aggregate Option Exercise Price for the Optioned Shares being acquired; and

(c) if required by Burcon, the amount necessary to satisfy any applicable tax withholding or remittance obligations under applicable law.

4.3 Delivery of Certificate and Hold Period

Not later than five days after receipt of the notice of exercise described in §4.2 and payment in full for the Optioned Shares being acquired, Burcon will direct its transfer agent to issue a certificate to the Optionee for the appropriate number of Optioned Shares. The certificate issued will bear a legend stipulating that the Optioned Shares are subject to a four month hold period from the date of the Option Commitment or such longer term if required by applicable law.

4.4 Withholding Tax

(a) Burcon may withhold from any amount payable to a Participant, either under the Plan or otherwise, such amounts as are required by law to be withheld or deducted as a consequence of his or her exercise of Options or other participation in this Plan ("Withholding Obligations"). Burcon shall have the right, in its discretion, to satisfy any Withholding Obligations by:

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(i) selling or causing to be sold, on behalf of any Participant, such number of Optioned Shares issued to the Participant on the exercise of Options as is sufficient to fund the Withholding Obligations;

(ii) retaining the amount necessary to satisfy the Withholding Obligations from any amount which would otherwise be delivered, provided or paid to the Participant by Burcon, whether under this Plan or otherwise;

(iii) requiring the Participant, as a condition of exercise under §4.2 or §4.5 to (i) remit the amount of any such Withholding Obligations to Burcon in advance; (ii) reimburse Burcon for any such Withholding Obligations; or (iii) cause a broker who sells Optioned Shares acquired by the Participant on behalf of the Participant to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligations and to remit such amount directly to Burcon; and/or

(iv) making such other arrangements as Burcon may reasonably require.

(b) The sale of Optioned Shares by Burcon, or by a broker engaged by Burcon (the "Broker"), under clause (a) above will be made on the exchange on which the Common Shares are then listed for trading. The Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Optioned Shares on his or her behalf and acknowledges and agrees that: (i) the number of Optioned Shares sold shall, at a minimum, be sufficient to fund with Withholding Obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Optioned Shares, the Company or the Broker will exercise its sole judgement as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Company nor the Broker will be liable for any loss arising out of any sale of such Optioned Shares including any loss relating to the pricing,  manner or timing of such sales or any delay in transferring any Optioned Shares to a Participant or otherwise.  The Participant further acknowledges that the sale price of Optioned Shares will fluctuate with the market price of Burcon's Common Shares and no assurance can be given that any particular price will be received upon any sale.

4.5 Alternative Method for Stock Option Exercise

(a) A Participant may, in lieu of exercising an Option in accordance with §4.2 elect to surrender such Option to the Corporation in consideration for an amount from the Corporation equal to the amount by which (i) the fair market value of the Common Shares under such Option, exceeds (ii) the aggregate Option Exercise Price in respect of such Option (the "In-the-Money-Amount").  The Corporation shall satisfy payment of the In-the-Money Amount by: (i) pursuant to §4.4 (a) (iii) (i), requiring the Participant to remit the amount of any such Withholding Obligation to Burcon in advance and remitting such amount to the relevant taxation authority (the "Remittance Amount"), and (ii) delivering to the Participant, at the sole discretion of the Corporation, either (a) cash in an amount equal to the amount by which the In-the-Money Amount exceeds the Remittance Amount, or (b) such number of Common Shares (rounded down to the nearest whole number) having a fair market value equal to the amount by which the In-the-Money Amount exceeds the Remittance Amount.  For these purposes, the fair market value of a Common Share shall be determined with reference to the weighted average trading price of a Common Share on the relevant Stock Exchange during the five trading days preceding the date of surrender, but if the Common Shares are not listed and posted for trading at the relevant time, shall be the fair value of the Common Shares as determined by the Board acting in good faith.

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(b) No fractional Common Shares will be issued upon a Participant making an election pursuant to §4.5 (a). If the number of Common Shares to be issued to the Participant in the event of such an election would otherwise include a fraction of a Common Share, the Corporation will pay a cash amount to such Participant equal to: (i) the fraction of a Common Share otherwise issuable, multiplied by (ii) the fair market value of a Common Share calculated in accordance with §4.5 (a).

(c) The number of Optioned Shares underlying an Option that is surrendered pursuant to §4.5 (a) shall be deducted from the total number of Optioned Shares reserved pursuant to the Plan.

4.6 Conditions

Notwithstanding any of the provisions contained in this Plan or in any Option Commitment, the Company's obligation to issue Optioned Shares to a Participant pursuant to the exercise of an Option will be subject to, if applicable:

(a) completion of such registration or other qualification of such Optioned Shares or obtaining approval of such governmental authority as Burcon will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Optioned Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(c) compliance with all applicable laws, and all rules and requirements of any stock exchange upon which the Common Shares of Burcon may be listed.

The Participant agrees to fully cooperate with Burcon in doing all such things, including executing and delivering all such agreements, undertakings or other documents or furnishing all such information as is reasonably necessary to facilitate compliance by Burcon with such laws, rules and requirements, including all tax withholding and remittance obligations.

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PART 5
GENERAL

5.1 No Rights as Shareholder

Nothing herein or otherwise shall be construed so as to confer on any Optionee any rights as a shareholder of Burcon with respect to any Optioned Shares reserved for the purpose of any Option.

5.2 No Fettering of Directors' Discretion

Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board in connection with any allotment and issuance of Common Shares which are not allotted and issued under this Plan including, without limitation, with respect to other compensation arrangements.

5.3 Employment and Services

Nothing contained in this Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with Burcon, or interfere in any way with the right of Burcon to lawfully terminate the Optionee's office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Optionee will be voluntary.

5.4 No Representation or Warranty

Burcon makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common Shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not Burcon.

5.5 Applicable Law

The Plan and any Option or Option Commitment granted will be governed, construed and administered in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

5.6 Interpretation

References herein to any gender include all genders and to the plural includes the singular and vice versa.  The division of this Plan into Sections and Articles and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan.

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5.7 Suspension, Amendment or Termination of Plan

The Board will have the right at any time to suspend or terminate this Plan and, subject to §5.8, may:

(a) with approval of shareholders of Burcon by ordinary resolution make any amendment to any Option Commitment, Option or the Plan; and

(b) without approval of shareholders of Burcon make any amendments (other than those amendments specified in §5.8 which require shareholder approval or any amendment to §5.7 and §5.8) to the Plan, any Option or any Option Commitment, including without limitation the following amendments:

(i) amendments of a clerical nature, including but not limited to the correction of grammatical or typographical errors or clarification of terms;

(ii) amendments to reflect any requirements of any regulatory authorities to which Burcon is subject, including the TSX;

(iii) amendments to vesting provisions contained in any Option Commitment, Options or the Plan;

(iv) amendments to the expiry of Options that do not entail an extension past the original date of expiration; and

(v) amendments which provide a cashless exercise feature to an Option or the Plan that provides for the full deduction of the number of underlying Optioned Shares from the total number of Optioned Shares reserved pursuant to the Plan.

Notwithstanding the foregoing, all procedures and necessary approvals required under the applicable rules and regulations of all regulatory authorities to which Burcon is subject shall be complied with and obtained in connection with any such suspension, termination or amendment to the Plan or amendments to any Option Commitment.

5.8 Limitations

In exercising its rights pursuant to §5.7, the Board will not have the right to:

(a) reduce the Exercise Price per Common Share under any Option or cancel any Option and replace such Option with a lower Exercise Price per Common Share under such replacement Option, without the prior approval of shareholders, except as permitted pursuant to §3.6; or

(b) affect in a manner that is adverse or prejudicial to, or that impairs, the benefits and rights of any Participant under any Option previously granted under this Plan (except: (a) with the consent of such Participant; (b) as permitted pursuant to §3.6; or (c) for the purpose of complying with the requirements of any regulatory authorities to which Burcon is subject, including the TSX).

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5.9 Powers of Board Survive Termination

The full powers of the Board as provided for in this Plan will survive the termination of this Plan until all Options have been exercised in full or have otherwise expired.

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SCHEDULE A

SHARE OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this ⬤ day of ⬤ (the "Effective Date") BURCON NUTRASCIENCE CORPORATION (the "Corporation") has granted to ⬤ (the "Service Provider") , an Option to acquire ⬤ Common Shares ("Optioned Shares") up to 5:00 p.m. Vancouver Time on the ⬤ day of ⬤ (the "Expiry Date") at a Option Exercise Price of Cdn$⬤ per share.

The grant of the Option evidenced hereby is made on and subject to the vesting provisions and other terms and conditions of the Plan, which are incorporated by reference herein. The number of Optioned Shares will be adjusted if and to the extent required in accordance with §3.6 of the Plan.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with evidence of a wire transfer or a certified cheque payable to Burcon for the aggregate Option Exercise Price, to Burcon. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment.

Burcon and the Service Provider understand that the Service Provider under the terms and conditions of the Plan is a bonafide Service Provider of Burcon, entitled to receive Options.

BURCON NUTRASCIENCE CORPORATION
By:
Name: ⬤
Title: ⬤

Schedule "B"

PROPOSED ARTICLES OF BURCON NUTRASCIENCE CORPORATION

B

Incorporation Number

ARTICLES

OF

BURCON NUTRASCIENCE CORPORATION

PROVINCE OF BRITISH COLUMBIA

BUSINESS CORPORATIONS ACT

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

(i)

(ii)

(iii)

(iv)

(v)

(vi)

Incorporation Number

ARTICLES

BURCON NUTRASCIENCE CORPORATION

(the "Company")

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) "appropriate person" has the meaning assigned in the Securities Transfer Act;

(2) "board of directors" and "board" mean the board of directors or sole director of the Company for the time being;

(3) "BCA" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4) "director" means a person who is a director of the Company for the time being;

(5) "directors' resolution" means a resolution of the board of directors passed at a meeting of the board or consented to by the directors in accordance with Section 140 of the BCA and Section 18.12;

(6) "Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(7) "legal personal representative" means the personal or other legal representative of a shareholder or other person, as the context requires;

(8) "protected purchaser" has the meaning assigned in the Securities Transfer Act;

(9) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(10) "seal" means the seal of the Company, if any;

(11) "Securities Act" means the Securities Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(12) "securities legislation" means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; "Canadian securities legislation" means the securities legislation in any province or territory of Canada and includes the Securities Act; and "U.S. securities legislation" means the securities legislation in the federal jurisdiction of the United States and in any state of the United States and includes the Securities Act of 1933 and the Securities Exchange Act of 1934;

(13) "Securities Transfer Act" means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act; and

(14) "special business" has the meaning set out in Section 11.1.

Section 1.2 BCA and Interpretation Act Definitions Applicable

The definitions in the BCA and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment.

Section 1.3 Conflicts or Inconsistencies

If there is a conflict between a definition in the BCA and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the BCA will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the BCA, the BCA will prevail.

ARTICLE 2
SHARES AND SHARE CERTIFICATES

Section 2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

Section 2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the BCA.

Section 2.3 Shareholder Entitled to Certificate or Acknowledgement

Unless the shares of which the shareholder is the registered owner are uncertificated shares within the meaning of the BCA, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or an acknowledgement to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

Section 2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgement of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

Section 2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the Company is satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate is worn out or defaced, it must, on production to it of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as it thinks fit:

(1) order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgement, as the case may be.

Section 2.6 Replacement of Lost, Destroyed or Wrongfully Taken Certificate

If a person entitled to a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Company must issue a new share certificate, if that person:

(1) so requests before the Company has notice that the share certificate has been acquired by a protected purchaser;

(2) provides the Company with an indemnity bond sufficient in the Company's judgement to protect the Company from any loss that the Company may suffer by issuing a new certificate; and

(3) satisfies any other reasonable requirements imposed by the Company.

A person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.

Section 2.7 Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights under any indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.

Section 2.8 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as represented by the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Section 2.9 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Section 2.5, Section 2.6, or Section 2.8, the amount, if any and which must not exceed the amount prescribed under the BCA, determined by the board.

Section 2.10 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

ARTICLE 3
ISSUE OF SHARES

Section 3.1 Board Authorized

Subject to the BCA and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the board may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Section 3.2 Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

Section 3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

Section 3.4 Conditions of Issue

Except as provided for by the BCA, no share may be issued until it is fully paid.  A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

(a) past services performed for the Company;

(b) property;

(c) money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Section 3.1.

Section 3.5 Share Purchase Warrants and Rights

Subject to the BCA, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the board determines, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

ARTICLE 4
SHARE REGISTERS

Section 4.1 Central Securities Register

As required by and subject to the BCA, the Company must maintain a central securities register, which may be kept in electronic form. The board may, subject to the BCA, appoint an agent to maintain the central securities register. The board may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The board may terminate such appointment of any agent at any time and may appoint another agent in its place.

Section 4.2 Closing Register

The Company must not at any time close its central securities register.

ARTICLE 5
SHARE TRANSFERS

Section 5.1 Registering Transfers

Subject to Article 26, the BCA and the Securities Transfer Act, the Company must register a transfer of a share of the Company if either:

(1) the Company or the transfer agent or registrar for the class or series of shares to be transferred has received:

(a) in the case where the Company has issued a share certificate in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(b) in the case of a share that is not represented by a share certificate (including an uncertificated share within the meaning of the BCA and including the case where the Company has issued a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate in respect of the share to be transferred), a written instrument of transfer, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; and

(c) such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of shares to be transferred may require to prove the title of the transferor or the transferor's right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser; or

(2) all the preconditions for a transfer of a share under the Securities Transfer Act have been met and the Company is required under the Securities Transfer Act to register the transfer.

Section 5.2 Waivers of Requirements for Transfer

The Company may waive any of the requirements set out in Section 5.1(1) and any of the preconditions referred to in Section 5.1(2).

Section 5.3 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form satisfactory to the Company or the transfer agent for the class or series of shares to be transferred.

Section 5.4 Transferor Remains Shareholder

Except to the extent that the BCA otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Section 5.5 Signing of Instrument of Transfer

If a shareholder or other appropriate person or an agent who has actual authority to act on behalf of that person, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified but share certificates are deposited with the instrument of transfer, all the shares represented by such share certificates:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Section 5.6 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

Section 5.7 Transfer Fee

Subject to the applicable rules of any stock exchange on which the shares of the Company may be listed, there must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the board.

ARTICLE 6
TRANSMISSION OF SHARES

Section 6.1 Legal Personal Representative Recognized on Death

In the case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder's name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the board may require the original grant of probate or letters of administration or a court certified copy of them or the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the shares or securities is claimed to vest.

Section 6.2 Rights of Legal Personal Representative

The legal personal representative of a shareholder has the rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles and applicable securities legislation, if appropriate evidence of appointment or incumbency within the meaning of the Securities Transfer Act has been deposited with the Company. This Section 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder's name and the name of another person in joint tenancy.

ARTICLE 7
ACQUISITION OF COMPANY'S SHARES

Section 7.1 Company Authorized to Purchase or Otherwise Acquire Shares

Subject to Section 7.2, the special rights or restrictions attached to the shares of any class or series of shares, the BCA and applicable securities legislation, the Company may, if authorized by the board, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the board.

Section 7.2 No Purchase, Redemption or Other Acquisition When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

Section 7.3 Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

ARTICLE 8
BORROWING POWERS

Section 8.1 Borrowing Powers

The Company, if authorized by the board, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the board considers appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the board considers appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

ARTICLE 9
ALTERATIONS

Section 9.1 Alteration of Authorized Share Structure

Subject to Section 9.2, the special rights or restrictions attached to the shares of any class or series of shares and the BCA, the Company may:

(1) by ordinary resolution;

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f) alter the identifying name of any of its shares; or

(g) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCA;

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly; or

(2) by directors' resolution, subdivide or consolidate all or any of its unissued, or fully paid issued, shares and if applicable, alter its Notice of Articles and, if applicable, its Articles accordingly.

Section 9.2 Special Rights or Restrictions

Subject to the special rights or restrictions attached to the shares of any class or series of shares and the BCA, the Company may by ordinary resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.

Section 9.3 No Interference with Class or Series Rights without Consent

A right or special right attached to issued shares must not be prejudiced or interfered with under the BCA, the Notice of Articles or these Articles unless the holders of shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of the holders of such class or series of shares.

Section 9.4 Change of Name

The Company may by directors' resolution or ordinary resolution authorize an alteration to its Notice of Articles in order to change its name.

Section 9.5 Other Alterations

If the BCA does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

ARTICLE 10
MEETINGS OF SHAREHOLDERS

Section 10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the BCA, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place, either in or outside British Columbia, as may be determined by the board.

Section 10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Section 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

Section 10.3 Calling of Meetings of Shareholders

The board may, at any time, call a meeting of shareholders, to be held at such time and at such place, either in or outside British Columbia, as may be determined by the board.

Section 10.4 Electronic Meetings

The board may determine that a meeting of shareholders shall be held entirely by means of telephone, electronic or other communications facilities that permit all participants to communicate with each other during the meeting. A meeting of shareholders may also be held at which some, but not necessarily all, persons entitled to attend may participate by means of such communications facilities, if the board determines to make them available. A person participating in a meeting by such means is deemed to be present at the meeting.

Section 10.5 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

Section 10.6 Record Date for Notice

The board may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders.  The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BCA, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Section 10.7 Record Date for Voting

The board may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BCA, by more than four months.  If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Section 10.8 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or agree to reduce the period of that notice.  Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 10.9 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Section 11.1, the notice of meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Section 10.10 Class Meetings and Series Meetings of Shareholders

Unless otherwise specified in these Articles, the provisions of these Articles relating to a meeting of shareholders will apply with the necessary changes and so far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.

Section 10.11 Notice of Dissent Rights

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

Section 10.12 Advance Notice Provisions

(1) Nomination of Directors

Subject only to the BCA and these Articles, only persons who are nominated in accordance with the procedures set out in this Section 10.12 shall be eligible for election as directors to the board of directors of the Company. Nominations of persons for election to the board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose at which the election of directors is a matter specified in the notice of meeting, as follows:

(a) by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(b) by or at the direction or request of one or more shareholders pursuant to a valid proposal made in accordance with the provisions of the BCA or a valid requisition of shareholders made in accordance with the provisions of the BCA; or

(c) by any person entitled to vote at such meeting (a "Nominating Shareholder"), who:

(i) is, at the close of business on the date of giving notice provided for in this Section 10.12 and on the record date for notice of such meeting, either entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company; and

(ii) has given timely notice in proper written form as set forth in this Section 10.12.

(2) Exclusive Means

For the avoidance of doubt, this Section 10.12 shall be the exclusive means for any person to bring nominations for election to the board before any annual or special meeting of shareholders of the Company.

(3) Timely Notice

In order for a nomination made by a Nominating Shareholder to be timely notice (a "Timely Notice"), the Nominating Shareholder's notice must be received by the corporate secretary of the Company at the principal executive offices or registered office of the Company:

(a) in the case of an annual meeting of shareholders (including an annual and special meeting), not later than 5:00 p.m. (Vancouver time) on the 30th day before the date of the meeting; provided, however, if the first public announcement made by the Company of the date of the meeting (each such date being the "Notice Date") is less than 50 days before the meeting date, notice by the Nominating Shareholder may be given not later than the close of business on the 10th day following the Notice Date; and

(b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the Notice Date;

provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Section 10.12(3)(a) or Section 10.12(3)(b), and the Notice Date in respect of the meeting is not less than 50 days before the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the date of the applicable meeting.

(4) Proper Form of Notice

To be in proper written form, a Nominating Shareholder's notice to the corporate secretary must comply with all the provisions of this Section 10.12 and disclose or include, as applicable:

(a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a "Proposed Nominee"):

(i) the name, age, business and residential address of the Proposed Nominee;

(ii) the principal occupation/business or employment of the Proposed Nominee, both presently and for the past five years;

(iii) the number of securities of each class of securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iv) full particulars of any relationships, agreements, arrangements or understandings (including financial, compensation or indemnity related) between the Proposed Nominee and the Nominating Shareholder, or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder;

(v) any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the BCA or applicable securities law; and

(vi) a written consent of each Proposed Nominee to being named as nominee and certifying that such Proposed Nominee is not disqualified from acting as director under the provisions of subsection 124(2) of the BCA; and

(b) as to each Nominating Shareholder giving the notice, and each beneficial owner, if any, on whose behalf the nomination is made:

(i) their name, business and residential address;

(ii) the number of securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Company or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii) their interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person's economic interest in a security of the Company or the person's economic exposure to the Company;

(iv) any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Nominating Shareholder or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Nominating Shareholder and any Proposed Nominee;

(v) full particulars of any proxy, contract, relationship arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Company or the nomination of directors to the board;

(vi) a representation that the Nominating Shareholder is a holder of record of securities of the Company, or a beneficial owner, entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to propose such nomination;

(vii) a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Company in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Company in support of such nomination; and

(viii) any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or as required by applicable securities law.

Reference to "Nominating Shareholder" in this Section 10.12(4) shall be deemed to refer to each shareholder that nominated or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.

(5) Currency of Nominee Information

All information to be provided in a Timely Notice pursuant to this Section 10.12 shall be provided as of the date of such notice. The Nominating Shareholder shall provide the Company with an update to such information forthwith so that it is true and correct in all material respects as of the date that is 10 business days before the date of the meeting, or any adjournment or postponement thereof.

(6) Delivery of Information

Notwithstanding Article 24 of these Articles, any notice, or other document or information required to be given to the corporate secretary pursuant to this Section 10.12 may only be given by personal delivery or courier (but not by fax or email) to the corporate secretary at the address of the principal executive offices or registered office of the Company and shall be deemed to have been given and made on the date of delivery if it is a business day and the delivery was made prior to 5:00 p.m. (Vancouver time) and otherwise on the next business day.

(7) Defective Nomination Determination

The chair of any meeting of shareholders of the Company shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Section 10.12, and if any proposed nomination is not in compliance with such provisions, must as soon as practicable following receipt of such nomination and prior to the meeting declare that such defective nomination shall not be considered at any meeting of shareholders.

(8) Failure to Appear

Despite any other provision of this Section 10.12, if the Nominating Shareholder (or a qualified representative of the Nominating Shareholder) does not appear at the meeting of shareholders of the Company to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Company.

(9) Waiver

The board may, in its sole discretion, waive any requirement in this Section 10.12.

(10) Definitions

For the purposes of this Section 10.12, "public announcement" means disclosure in a press release disseminated by the Company through a national news service in Canada, or in a document filed by the Company for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

ARTICLE 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Section 11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the board or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the board not requiring the passing of a special resolution or an exceptional resolution;

(i) any non-binding advisory vote; and

(j) any other business which, under these Articles or the BCA, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Section 11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

Section 11.3 Quorum

Subject to the special rights or restrictions attached to the shares of any class or series of shares, a quorum for the transaction of business at a meeting of shareholders is present if shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

Section 11.4 Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the officers, any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the board or by the chair of the meeting and any other persons who, although not entitled to vote, are entitled or required under the BCA or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Section 11.5 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

Section 11.6 Lack of Quorum

If, within one-half hour from the time set for holding a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

Section 11.7 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Section 11.6(2) was adjourned, a quorum is not present within one-half hour from the time set for holding the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

Section 11.8 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Section 11.9 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting.  If all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

Section 11.10 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Section 11.11 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Section 11.12 Electronic Voting

Any vote at a meeting of shareholders may be held entirely or partially by means of telephonic, electronic or other communications facilities if the directors determine to make them available whether or not persons entitled to attend participate in the meeting by means of telephonic, electronic or other communications facilities.

Section 11.13 Decisions by Show of Hands or Poll

Subject to the BCA, every motion put to a vote at a meeting of shareholders will be decided on a show of hands or the functional equivalent of a show of hands by means of telephonic, electronic or other communications facilities, unless a poll, before or on the declaration of the result of the vote by show of hands (or its functional equivalent), is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

Section 11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands (or its functional equivalent) or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Section 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Section 11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Section 11.16 Casting Vote

In the case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Section 11.17 Manner of Taking Poll

Subject to Section 11.18, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

(a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

Section 11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Section 11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

Section 11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

Section 11.21 No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Section 11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of the meeting for the transaction of any business other than the question on which a poll has been demanded.

Section 11.23 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

ARTICLE 12
VOTES OF SHAREHOLDERS

Section 12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Section 12.3:

(1) on a vote by show of hands (or its functional equivalent), every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Section 12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the board, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Section 12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Section 12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Section 12.3, deemed to be joint shareholders registered in respect of that share.

Section 12.5 Representative of a Corporate Shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must be received:

(a) at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(2) if a representative is appointed under this Section 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Section 12.6 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Section 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting;

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting; or

(4) the Company is a public company.

Section 12.7 When Proxy Provisions Do Not Apply to the Company

If and for so long as the Company is a public company, Section 12.8 to Section 12.16 apply only insofar as they are not inconsistent with any Canadian securities legislation applicable to the Company, any U.S. securities legislation applicable to the Company or any rules of an exchange on which securities of the Company are listed.

Section 12.8 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy. The instructing of proxy holders may be carried out by means of telephonic, electronic or other communications facility in addition to or in substitution for instructing proxy holders by mail.

Section 12.9 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

Section 12.10 Deposit of Proxy

Subject to Section 12.13 and Section 12.15, a proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(2) unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages or by using such available telephone or internet voting services as may be approved by the board.

Section 12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Section 12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the board or the chair of the meeting:

[name of company]

(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned): _________________________________

____________________________
Signed [month, day, year]

____________________________
[Signature of shareholder]

____________________________
[Name of shareholder - printed]

Section 12.13 Revocation of Proxy

Subject to Section 12.14 and Section 12.15, every proxy may be revoked by an instrument in writing that is received:

(1) at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Section 12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Section 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy; or

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Section 12.5.

Section 12.15 Chair May Determine Validity of Proxy.

The chair of any meeting of shareholders may, at his or her sole discretion, determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Article 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at the meeting, and any such determination made in good faith shall be final, conclusive and binding upon the meeting.

Section 12.16 Production of Evidence of Authority to Vote

The board or the chair of any meeting of shareholders may, but need not, at any time (including before, at or subsequent to the meeting), inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence for the purposes of determining a person's share ownership as at the relevant record date and the authority to vote.

ARTICLE 13
DIRECTORS

Section 13.1 Number of Directors

(1) The number of directors is the number determined from time to time by directors' resolution.

(2) If the number of directors has not been determined as provided in paragraph (1), the number of directors is equal to the number of directors designated as directors in the Notice of Articles that applied when the Company was recognized under the BCA or the number of directors holding office immediately following the most recent election or appointment of directors, whether at an annual or special general meeting of the shareholders, by a consent resolution of shareholders, or by the directors pursuant to Section 14.4, Section 14.5 or Section 14.8.

(3) Notwithstanding paragraph (2), the minimum number of directors is one or, if the company is a public company, three.

Section 13.2 Change in Number of Directors

If the number of directors is set under Section 13.1(1):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; and

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number at the first meeting of shareholders following the setting of that number, then the board, subject to Section 14.8, may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

No decrease in the number of directors will shorten the term of an incumbent director.

Section 13.3 Board's Acts Valid Despite Vacancy

An act or proceeding of the board is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

Section 13.4 Qualifications of Directors

A director is not required to hold a share of the Company as qualification for his or her office but must be qualified as required by the BCA to become, act or continue to act as a director.

Section 13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the board may from time to time determine. If the board so decides, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

Section 13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

Section 13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the board are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the board, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Section 13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the board on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

ARTICLE 14
ELECTION AND REMOVAL OF DIRECTORS

Section 14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Section 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1) but are eligible for re-election or re-appointment.

Section 14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the BCA;

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3) with respect to first directors, the designation is otherwise valid under the BCA.

Section 14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Section 10.2, on or before the date by which the annual general meeting is required to be held under the BCA; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Section 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) when his or her successor is elected or appointed; and

(4) when he or she otherwise ceases to hold office under the BCA or these Articles.

Section 14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose.

Section 14.5 Board May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the remaining directors. For greater certainty, the appointment of a director to fill a casual vacancy as contemplated by this section is not the appointment of an additional director for the purposes of Section 14.8.

Section 14.6 Remaining Directors' Power to Act

The board may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the board may only act for the purpose of:

(1) appointing directors up to that number; or

(2) calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the BCA, for any other purpose.

Section 14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

Section 14.8 Additional Directors

Notwithstanding Section 13.1 and Section 13.2, between annual general meetings or unanimous resolutions contemplated by Section 10.2, the board may appoint one or more additional directors, but the number of additional directors appointed under this Section 14.8 must not at any time exceed:

(1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Section 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Section 14.1(1), but is eligible for re-election or re-appointment.

Section 14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Section 14.10 or Section 14.11.

Section 14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the board may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Section 14.11 Removal of Director by Directors

The board may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company in accordance with the BCA and does not promptly resign, and the board may appoint a director to fill the resulting vacancy.

ARTICLE 15
ALTERNATE DIRECTORS

Section 15.1 Application

The provisions of this Article 15 do not apply to the Company and its directors if and for so long as it is a public company.

Section 15.2 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the board or committees of the board at which the appointor is not present unless (in the case of an appointee who is not a director) the board  has reasonably disapproved the appointment of such person as an alternate director and has given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

Section 15.3 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the board and of committees of the board of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

Section 15.4 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of the board once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of the board for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of the board once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity; and

(4) has a separate vote at a meeting of a committee of the board for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

Section 15.5 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

Section 15.6 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

Section 15.7 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

Section 15.8 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2) the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4) the alternate director ceases to be qualified to act as a director; or

(5) his or her appointor revokes the appointment of the alternate director.

Section 15.9 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

ARTICLE 16
POWERS AND DUTIES OF THE BOARD

Section 16.1 Powers of Management

The board must, subject to the BCA and these Articles, manage or supervise the management of the business and affairs of the Company and has the authority to exercise all such powers of the Company as are not, by the BCA or by these Articles, required to be exercised by the shareholders of the Company.

Section 16.2 Appointment of Attorney of Company

The board may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the board, to appoint or remove officers appointed by the board and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the board may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the board thinks fit. Any such attorney may be authorized by the board to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

ARTICLE 17
INTERESTS OF DIRECTORS AND OFFICERS

Section 17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the BCA) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCA.

Section 17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Section 17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of the board at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Section 17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCA.

Section 17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the board may determine.

Section 17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Section 17.7 Professional Services by Director or Officer

Subject to the BCA, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

Section 17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the BCA, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

ARTICLE 18
PROCEEDINGS OF THE BOARD

Section 18.1 Meetings of the Board

The board may meet for the conduct of business, adjourn and otherwise regulate its meetings as the board thinks fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, as the board may from time to time determine.

Section 18.2 Voting at Meetings

Questions arising at any meeting of the board are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Section 18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of the board:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board, the president, if any, if the president is a director; or

(3) any other director chosen by the directors present if:

(a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Section 18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the board or of any committee of the board:

(1) in person;

(2) by telephone; or

(3) with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all directors participating in the meeting, whether in person, or by telephone or other communications medium, are able to communicate with each other.  A director who participates in a meeting in a manner contemplated by this Section 18.4 is deemed for all purposes of the BCA and these Articles to be present at the meeting and to have agreed to participate in that manner.

Section 18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the board at any time.

Section 18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the board pursuant to Section 18.1 or as provided in Section 18.7, reasonable notice of each meeting of the board, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Section 24.1 or orally or by telephone conversation with that director.

Section 18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the board to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the board at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

Section 18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of the board to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

Section 18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the board and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the board need be given to that director or, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the board so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

Attendance of a director or alternate director at a meeting of the board is a waiver of notice of the meeting, unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 18.10 Quorum

The quorum necessary for the transaction of the business at a meeting of the board may be set by the board and, if not so set, is deemed to be set at a majority of the number of directors then in office.  If the number of directors is set at one, the quorum is deemed to be set at one director, and that director may constitute a meeting.

Section 18.11 Validity of Acts Where Appointment Defective

Subject to the BCA, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Section 18.12 Consent Resolutions in Writing

A resolution of the board or of any committee of the board may be passed without a meeting:

(1) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Section 18.12 may be by any written instrument, fax, e-mail or any other method of transmitting legibly recorded messages in which the consent of the director is evidenced, whether or not the signature of the director is included in the record.  A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing.  A resolution of the board or of any committee of the board passed in accordance with this Section 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of the board or of the committee of the board and to be as valid and effective as if it had been passed at a meeting of the board or of the committee of the board that satisfies all the requirements of the BCA and all the requirements of these Articles relating to meetings of the board or of a committee of the board.

ARTICLE 19
EXECUTIVE AND OTHER COMMITTEES

Section 19.1 Appointment and Powers of Executive Committee

The board may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and during the intervals between meetings of the board all of the board's powers are delegated to the executive committee, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the board; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

Section 19.2 Appointment and Powers of Other Committees

The board may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the board's powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the board; and

(d) the power to appoint or remove officers appointed by the board; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

Section 19.3 Obligations of Committees

Any committee appointed under Section 19.1 or Section 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the board; and

(2) report every act or thing done in exercise of those powers at such times as the board may require.

Section 19.4 Powers of Board

The board may, at any time, with respect to a committee appointed under Section 19.1 or Section 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

Section 19.5 Committee Meetings

Subject to Section 19.3(1) and unless the board otherwise provides in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Section 19.1 or Section 19.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

ARTICLE 20
OFFICERS

Section 20.1 Board May Appoint Officers

The board may, from time to time, appoint such officers, if any, as the board determines and the board may, at any time, terminate any such appointment.

Section 20.2 Functions, Duties and Powers of Officers

The board may, for each officer:

(1) determine the functions and duties of the officer;

(2) delegate to the officer any of the powers exercisable by the board on such terms and conditions and with such restrictions as the board thinks fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Section 20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the BCA. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board must be a director. Any other officer need not be a director.

Section 20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

ARTICLE 21
INDEMNIFICATION

Section 21.1 Definitions

In this Article 21:

(1) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director, alternate director, officer or former officer of the Company (each, an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director or officer of the Company:

(a) is or may be joined as a party; or

(b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3) "expenses" has the meaning set out in the BCA; and

(4) "officer" means a person appointed by the board as an officer of the Company.

Section 21.2 Mandatory Indemnification of Eligible Parties

Subject to the BCA, the Company must indemnify an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.  Each director, alternate director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Section 21.2.

Section 21.3 Permitted Indemnification

Notwithstanding Section 21.2 and subject to any restrictions in the BCA, the Company may indemnify any person including directors, officers, employees, agents and representatives of the Company.

Section 21.4 Non-Compliance with BCA

The failure of a director, alternate director or officer of the Company to comply with the BCA or these Articles or, if applicable, any former Articles, does not invalidate any indemnity to which he or she is entitled under this Article 21.

Section 21.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

ARTICLE 22
DIVIDENDS

Section 22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Section 22.2 Declaration of Dividends

Subject to the BCA, the board may from time to time declare and authorize payment of such dividends as it may consider appropriate.

Section 22.3 No Notice Required

The board need not give notice to any shareholder of any declaration under Section 22.2.

Section 22.4 Record Date

The board may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the board passes the resolution declaring the dividend.

Section 22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

Section 22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Section 22.5, the board may settle the difficulty as it deems advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

Section 22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the board.

Section 22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Section 22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Section 22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

Section 22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Section 22.12 Payment of Dividends

Any dividend or other distribution payable in respect of shares will be paid by cheque or by electronic means or by such other method as the directors may determine.  The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made.  Cheques will be sent to the registered address of the shareholder, unless the shareholder otherwise directs.  In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at the registered address of the joint shareholder who is first named on the central securities register, unless such joint holders otherwise direct.  The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the directors in an amount equal to the dividend or other distribution to be paid less any tax that the Company is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable, or the amount of tax so deducted is not paid to the appropriate taxing authority.

Section 22.13 Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the board may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

Section 22.14 Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company. The Company shall not be liable to any person in respect of any dividend which is forfeited to the Company or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

ARTICLE 23
ACCOUNTING RECORDS AND AUDITOR

Section 23.1 Recording of Financial Affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the BCA.

Section 23.2 Inspection of Accounting Records

Unless the board determines otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

Section 23.3 Remuneration of Auditor

The board may set the remuneration of the auditor of the Company.

ARTICLE 24
NOTICES

Section 24.1 Method of Giving Notice

Unless the BCA or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the BCA or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) unless the intended recipient is the auditor of the Company, sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) unless the intended recipient is the auditor of the Company, sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient;

(6) creating and providing a record posted on or made available through a general accessible electronic source and providing written notice by any of the foregoing methods as to the availability of such record; or

(7) as otherwise permitted by applicable securities legislation.

Section 24.2 Deemed Receipt

A notice, statement, report or other record that is:

(1) mailed to a person by ordinary mail to the applicable address for that person referred to in Section 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(2) faxed to a person to the fax number provided by that person referred to in Section 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(3) e-mailed to a person to the e-mail address provided by that person referred to in Section 24.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed; and

(4) delivered in accordance with Section 24.1(6), is deemed to be received by the person on the day such written notice is sent.

Section 24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Section 24.1 is conclusive evidence of that fact.

Section 24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

Section 24.5 Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Section 24.6 Undelivered Notices

If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Section 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

ARTICLE 25
SEAL

Section 25.1 Who May Attest Seal

Except as provided in Section 25.2 and Section 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the board.

Section 25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Section 25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the board.

Section 25.3 Mechanical Reproduction of Seal

The board may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as the board may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the BCA or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Section 25.1 to attest the Company's seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

ARTICLE 26
PROHIBITIONS

Section 26.1 Definitions

In this Article 26:

(1) "security" has the meaning assigned in the Securities Act;

(2) "transfer restricted security" means

(a) a share of the Company;

(b) a security of the Company convertible into shares of the Company; or

(c) any other security of the Company which must be subject to restrictions on transfer in order for the Company to satisfy the requirement for restrictions on transfer under the "private issuer" exemption of Canadian securities legislation or under any other exemption from prospectus or registration requirements of Canadian securities legislation similar in scope and purpose to the "private issuer" exemption.

Section 26.2 Application

Section 26.3 does not apply to the Company if and for so long as it is a public company.

Section 26.3 Consent Required for Transfer of Shares or Transfer Restricted Securities

No share or other transfer restricted security may be sold, transferred or otherwise disposed of without the consent of the board and the board is not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Dated September 25, 2020.

signature and full name of one of the directors pursuant to s. 302(1)(c) of the business corporations act (british columbia)
_______________________________ David Lorne John Tyrrell Director

Schedule "C"

SECTION 193 OF THE YUKON BUSINESS CORPORATIONS ACT

C

SECTION 193 OF THE YUKON BUSINESS CORPORATIONS ACT

Shareholder's right to dissent 193

(1)  Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b) amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c) amalgamate with another body corporate, otherwise than under section 186;

(d) be continued under the laws of another jurisdiction under section 191; or

(e) sell, lease or exchange all or substantially all its property under paragraph 192(1)(c).

(2)   A holder of shares of any class or series of shares entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on; or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after learning that the resolution was adopted and of the right to dissent.

(5.1) The execution or exercise of a proxy does not constitute a written objection for the purposes of subsection (5).

(6) An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation; or

(b) subject to subsection (6.1), by a shareholder if an objection under subsection (5) has been sent by the shareholder to the corporation,

to set the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(6.1) A shareholder who has sent an objection under subsection (5) ceases to be a dissenting shareholder and is not entitled to make an application under subsection (6) or to claim under this section if

(a) the shareholder votes, in person or by proxy, in favour of the resolution referred to in subsection (1) or (2); or

(b) the shareholder withdraws the objection by written notice to the corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay an amount considered by the directors to be the fair value of the shares to that shareholder.

(8) Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms; and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of that shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order setting the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6); and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Supreme Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation;

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d) the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent;

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f) the service of documents; and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Supreme Court shall make an order

(a) setting the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c) setting the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective;

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for that shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise; or

(c) the pronouncement of an order under subsection (13), whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Paragraph (14)(a) does not apply to a shareholder referred to in paragraph (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the dissent; or

(b) the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

(17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder because of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13); or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shares, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Even though a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to having full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)  A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(21) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the Supreme Court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (3), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance with such terms and conditions as the Supreme Court thinks fit. S.Y. 2010, c.8, s. 126; S.Y. 2002, c.20, s. 193

Schedule "D"

BOARD OF DIRECTORS' MANDATE

D

BOARD OF DIRECTORS' MANDATE

PURPOSE

1. The Board of Directors (the "Board") of Burcon NutraScience Corporation (the "Corporation") is responsible for the overall stewardship of the Corporation and for managing and supervising the management of the Corporation.  The Board shall at all times act in the best interests of the Corporation.

RESPONSIBILTIES

2. The Board discharges its responsibilities for supervising the management of the business and affairs of the Corporation by delegating the day-to-day management of the Corporation to senior officers.  In discharging its responsibility, the Board should, among other things:

(a) to the extent feasible, satisfy itself as to the integrity of the chief executive officer (the "CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b) adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Corporation's business;

(c) ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations;

(d) identify the principal risks of the Corporation's business, and ensure the implementation of appropriate systems to manage these risks;

(e) plan for senior management succession, including the appointment, training and monitoring of senior management's performance;

(f) require senior management to develop and maintain a strategy to communicate effectively with its security holders, investment analysts and the public generally and to accommodate and address feedback from security holders;

(g) require management to maintain internal control and management information systems and, through Board committees or otherwise, to monitor these systems as it considers fit; and

(h) through the Corporation's Corporate Governance Committee, develop the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are applicable to the Corporation.

ORGANIZATION OF THE BOARD

3. The organization of the Board shall comply with applicable corporate and securities laws.

4. Appointments to the Board will be reviewed on an annual basis.  The Nominating and Compensation Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

5. The Board will report to the shareholders of the Corporation.

6. The Board may:

(a) appoint one or more committees of the Board, however designated, and delegate to any such committee any of the powers of the Board, except those which are not permitted under applicable corporate and securities laws;

(b) appoint a Chairman of the Board and prescribe his or her powers and duties;

(c) appoint a Lead Director of the Board and prescribe his or her powers and duties;

(d) appoint a Chief Executive Officer and prescribe his or her powers and duties;

(e) appoint a President and other officers of the Corporation and prescribe their powers and duties.

MEETINGS, MEETING PREPARATION AND ATTENDANCE

7. The Board will meet as required, but at least once per quarter.

8. The independent directors will meet as required, without the non-independent directors and members of management, but at least once per quarter.

9. In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a) review the materials provided to the directors in connection with the meeting and be prepared for the meeting; and

(b) attend each meeting, in person or by telephone conference, to the extent practicable.

MANAGEMENT OF BOARD AFFAIRS

10. The Board will:

(a) Develop a process for the orientation and education of new members of the Board;

(b) Support continuing education opportunities for all member of the Board;

(c) Assess the participation, contributions and effectiveness of the Chairman and individual board members on a biennial basis;

(d) Monitor the effectiveness of the Board and its committees and the actions of the Board  as viewed by the individual directors and senior management;

(e) Establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(f) Disclose on an annual basis, the mandate, composition of the Board and its committees.

Schedule "E"

CODE OF BUSINESS ETHICS AND CONDUCT

E

CODE OF BUSINESS ETHICS AND CONDUCT

1. Purpose and Application

Burcon NutraScience Corporation (the "Corporation") is committed to maintaining high standards of integrity and accountability in conducting its business while at the same time seeking to grow its business and value.  This code of business ethics and conduct (the "Code") provides a framework of guidelines and principles to govern and encourage ethical and professional behaviour in conducting our business.

This Code applies to all directors, officers and employees of the Corporation and its subsidiaries ("representatives"). The guidelines set out in this Code may be further supplemented by specific corporate, divisional or departmental policies.  As with all guidelines or principles, you are expected to use your own judgement and discretion, having regard to these standards, to determine the best course of action for any specific situation.  If you are unsure about a particular situation or course of action, please speak to the Chief Executive Officer or Chief Operating Officer of the Corporation.

The Code sets forth such standards as are reasonably designed to deter wrongdoing and to promote: honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in the reports and documents that the Corporation files with, or submits to, securities regulatory authorities and in other public communications made by the Corporation; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and accountability for adherence to the Code.

2. Conflicts of Interest

It is our policy to ensure the Corporation's best interests are paramount in all of our dealings with customers, suppliers, contractors, competitors, existing and potential business partners and other representatives and are conducted in a manner that avoids any actual or potential conflicts of interest.

In general, a conflict of interest exists where a representative's personal interests interfere with his or her ability to act in the best interests of the Corporation. Conflicts of interests may exist in any situation where your ability to act objectively, or in the best interests of the Corporation, are influenced.  These include the receipt of improper personal benefits by you or your family and friends, as a result of your position with the Corporation.

Full and timely disclosure of any actual or potential conflict of interest is very strongly encouraged.  Proper disclosure provides an opportunity to obtain advice from the appropriate level of management and to resolve actual or potential conflicts of interests in a timely and effective manner.  Employees should promptly disclose to their supervisor any material transaction or relationship that reasonably could be expected to give rise to a potential or actual conflict of interest.  Directors and officers shall disclose any potential conflicts of interest in writing to the board of directors for review in accordance with applicable law.

3. Protection and Use of the Corporation's Assets and Opportunities

All representatives are responsible for protecting the Corporation's assets from improper use including fraud, theft and misappropriation.  It is the Corporation's policy to protect its assets and promote their efficient use for legitimate business purposes.  This requires proper documentation (which is timely, accurate and complete) and appropriate use of discretion.  Corporation assets should not be wasted through carelessness or neglect nor appropriated for improper personal use. Proper discretion and restraint should always govern the personal use of the Corporation's assets.

4. Corporate Opportunities

The benefit of any business venture, opportunity or potential opportunity resulting from your employment with the Corporation should not be appropriated for any improper personal advantage.  As employees, officers and directors, a duty is owed to the Corporation to advance its legitimate interests when the opportunity to do so arises.

5. Confidentiality of Corporate Information

Information is a key asset of the Corporation.  It is our policy to ensure that the Corporation's proprietary and confidential information, including information that has been entrusted to the Corporation by others, is adequately safeguarded.  All confidential information, including information about the Corporation's business, suppliers, intellectual property, opportunities, products, customers, assets and competitors, should be duly protected from advertent or inadvertent disclosure.  Confidential information should be marked or identified as being confidential whenever practicable and should be disclosed only when properly authorized or required by law or stock exchange requirements.

6. Fair Dealing with Other People and Organizations

All business dealings undertaken on behalf of the Corporation should be conducted in a manner that preserves our integrity and reputation.  It is the Corporation's policy to seek to avoid misrepresentations of material facts, manipulation, concealment, abuse of confidential information or any other illegal practices in dealing with the Corporation's security holders, customers, suppliers, competitors and employees.

7. Complying with the Law

The Corporation strives to ensure that its business is conducted in all material respects in accordance with all applicable laws, stock exchange rules and securities regulations.  This includes compliance with applicable antitrust/competition, privacy, labour, human rights, environmental and securities laws in all material respects.

Specifically, it is also our policy to seek to comply with all applicable securities laws and regulations to ensure that material information that is not generally available to the public ("inside information") is disclosed in accordance with law.  This includes implementation of policies and procedures, as set out in our Insider Trading Policy, to protect against the improper use or disclosure of inside information, including the improper trading of securities while in possession of inside information.

Applicable securities laws require the Corporation to disclose certain information in various reports and documents that the Corporation must file or submit to securities regulatory authorities.  In addition, from time to time, the Corporation makes other public communications, such as issuing press releases.  The Corporation has a responsibility to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with or submitted to securities regulatory authorities and in other public communications.

8. Reporting of Illegal or Unethical Behaviour

The Corporation strives to foster a business environment that promotes integrity and deters unethical or illegal behaviour.  It is our responsibility to monitor and to ensure compliance with the guidelines set out in this Code, including compliance in all material respects, with all applicable financial reporting and accounting requirements applicable to the Corporation.  Concerns or complaints in this regard may be reported by anonymous submission to the Chair of the Corporate Governance Committee of the Board of Directors in connection with unethical or illegal behaviour, including questionable accounting, internal accounting controls or auditing matters involving the Corporation.

9. Compliance

It is the role of the Board of Directors to monitor compliance with the Code.  Disciplinary measures may be taken against any representative who authorizes, directs, approves or participates in any violation of a provision of this Code.  These measures will depend upon the circumstances of the violation and may range from formal sanction or reprimand to dismissal from employment.  Consideration will be given to whether or not a violation was intentional, as well as to the level of good faith shown by a representative in reporting the violation or in cooperating with any resulting investigation or corrective action.  In addition, persons who violate the law during the course of their employment are subject to criminal and civil penalties, as well as payment of civil damages to the Corporation or third parties.  A Director or officer who violates this Code may be asked to resign or may not be nominated for re-election.

The terms of this Code are not intended to give rise to civil liability on the part of the Corporation, its directors or officers, shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever.

10. Currency of Code

This Code of Business Ethics and Conduct was approved by the Board of Directors on October 26, 2005 and amended on February 24, 2011, August 30, 2011 and September 12, 2012.  The Board of Directors may amend the Code from time to time.
__________________________________________________________________________

I acknowledge that I have read and understand the Code of Business Conduct and Ethics of Burcon NutraScience Corporation and agree to conduct myself in accordance with the Code.

Name:___________________________________________

Signature:__________________________________

Date:_______________________________________